EXHIBIT 99.3

BALLARD POWER SYSTEMS INC.

ANNUAL INFORMATION FORM

MARCH 15, 2010

TABLE OF CONTENTS

CORPORATE STRUCTURE
Name, Address and Incorporation
Intercorporate Relationships

OUR BUSINESS
Recent History
Siemens VDO Transaction
AFCC Transaction
Superior Plus Transaction
Ebara Ballard Corporation Transaction
Sale and Lease-back of Head Office
Dantherm Power Transaction
Strategy
Revenues from Market Segments
Our Markets and Products
Product Overview
Fuel Cell Products and Servicing
Motive Power
Material Handling
Heavy-Duty/Buses
Stationary Power
Back-up Power and Supplemental Power
Distributed Generation
Contract Technical Services and Manufacturing Services
Material Products
Impact of Regulations and Public Policy
United States
Other Jurisdictions
Research and Product Development
Intellectual Property
Manufacturing
Facilities
Human Resources
Competition
Fuel Cell Products and Servicing
Motive Power
Stationary Power
Material Products
Friction Products
Fuel Cell Products
SHARE CAPITAL AND MARKET FOR SECURITIES
2 2 2 3 3 4 4 5 5 5 6 6 7 9 9 10 10 10 11 13 13 14 15 15 16 16 17 17 18 18 19 20 20 20 20 22 23 23 23 23

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DIVIDEND RECORD AND POLICY

DIRECTORS AND OFFICERS
Board of Directors
Corporate Governance
Board Composition
Share Ownership Guidelines
Roles and Responsibilities
Board Orientation and Education
Shareholder Feedback and Communication
Board and Director Performance Evaluations
Compliance in Canada and the United States
Board Committees
Audit Committee
Management Development, Nominating & Compensation Committee
Corporate Governance Committee
Executive Officers
Shareholdings of Directors and Senior Officers

TRANSFER AGENT AND REGISTRAR

MATERIAL CONTRACTS
Detailed Description of the AFCC Transaction and Associated Material Contracts
Transfer of Automotive Fuel Cell Research and Development Assets
Employee Transfers
Termination of Automotive Alliance
Amendment of Articles
Arrangements with respect to AFCC
Treatment of Intellectual Property
Service Arrangements with AFCC
Detailed Description of the Superior Plus Transaction and Associated Material Contracts
Stock Exchange Listings
Security Certificates
Indemnification Arrangements

RISK FACTORS

ADDITIONAL INFORMATION

APPENDIX "A" Board of Directors Mandate

APPENDIX "B" Director Terms of Reference

APPENDIX "C" Audit Committee Mandate
25 25 25 28 29 30 30 31 32 32 32 33 33 36 36 37 38 38 38 39 39 40 40 41 41 42 44 44 45 46 46 47 55 56 60 62

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APPENDIX "D" Management Development, Nominating & Compensation Committee Mandate APPENDIX "E" Corporate Governance Committee Mandate	79 85

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    This Annual Information Form and the documents incorporated by reference herein contain forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended.  When used in this Annual Information Form, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements.  Such statements reflect our current views with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements, including, without limitation the following risks and uncertainties which are discussed in the section of this Annual Information Form entitled "Risk Factors": we may not be able to achieve commercialization of our products on the timetable we anticipate, or at all; we expect our cash reserves will be reduced due to future operating losses, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary; we may not be able to successfully execute our business plan; potential fluctuations in our financial and business results makes forecasting difficult and may restrict our access to funding for our commercialization plan; exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability; commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability; a mass market for our products may never develop or may take longer to develop than we anticipate; we have limited experience manufacturing fuel cell products on a commercial basis; we are dependent on third party suppliers for the supply of key materials and components for our products; we are dependent upon Original Equipment Manufacturers and System Integrators to purchase certain of our products; global economic conditions are beyond our control and may have an adverse impact on our business or our key suppliers and/or customers; public policy and regulatory changes could hurt the market for our products; we depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success; we may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products; we currently face and will continue to face significant competition; we could lose or fail to attract the personnel necessary to run our business; we could be liable for environmental damages resulting from our research, development or manufacturing operations; our products use flammable fuels, which could subject our business to product liability claims; and the other risks and uncertainties discussed elsewhere in this Annual Information Form.

    The forward-looking statements contained in this Annual Information Form speak only as of the date of this Annual Information Form.  Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Information Form, including the occurrence of unanticipated events.

CORPORATE STRUCTURE

Name, Address and Incorporation

Ballard was incorporated on November 12, 2008 under the Canada Business Corporations Act, under the name "7076991 Canada Inc.".  Ballard changed its name to "Ballard Power Systems Inc." on December 31, 2008.  Ballard's head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8 and its registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8.

In this Annual Information Form, references to "Corporation", "Ballard", "BPS", "we", "us" and "our" refers to Ballard Power Systems Inc. and, as applicable, its subsidiaries.  All dollar amounts are in United States dollars unless otherwise indicated.

Intercorporate Relationships

We have four principal subsidiaries and affiliates: Ballard Material Products Inc., a Delaware corporation that develops and manufactures carbon fiber products for use in the automotive and fuel cell markets; Dantherm Power, a Denmark-based corporation jointly owned with Danfoss A/S and Dantherm A/S that develops clean energy backup power systems across Europe; AFCC Automotive Fuel Cell Cooperation Corp. ("AFCC"), a British Columbia corporation that develops fuel cell products for the automotive fuel cell market; and BDF IP Holdings Ltd. ("IP Holdings"), a Canadian corporation that holds intellectual property assets.

The following chart shows these principal subsidiaries and affiliates, their respective jurisdictions of incorporation and our percentage of share ownership in each of them, all as of March 15, 2010:

Notes
(1)
The Corporation holds a 45.1% interest in Dantherm Power, with the remaining 54.9% held by Dantherm A/S and Danfoss A/S.  The Corporation maintains a controlling interest through its control of the Dantherm Power board of directors.

(2)
The Corporation holds a 19.9% minority interest in AFCC with 50.1% held by Daimler AG and 30% held by Ford Motor Company.  Ballard’s minority interest in AFCC is the subject of a forward-sale arrangement with Ford Motor Company (see the "Detailed Description of the AFCC Transaction - Arrangements with respect to AFCC" section of this Annual Information Form).

(3)
The Corporation holds all of the non-voting, participating shares of IP Holdings and 34% of the voting, non-participating shares of IP Holdings, with each of Daimler AG and Ford Motor Company holding 33% of the voting, non-participating shares.

OUR BUSINESS

At Ballard, we are building a clean energy growth company.  We are recognized as a world leader in proton exchange membrane ("PEM") fuel cell development and commercialization.  Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and heavy-duty/buses) and stationary power (back-up and supplemental power and distributed generation) markets.  A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.  The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis.  As long as fuel is supplied, the fuel cell produces electricity efficiently and continuously without combustion, with water and heat as the main by-products when hydrogen is used as the fuel source.  Ballard® fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness.

The original predecessor to the Corporation was founded in 1979 under the name "Ballard Research Inc." to conduct research and development on high-energy lithium batteries.  In the course of investigating environmentally clean energy systems with commercial potential, we began to develop fuel cells and have been developing fuel cell products since 1983.

As a result of our successes in developing fuel cells, we entered into a number of strategic alliances to pursue, develop and commercialize fuel cells for specific markets with industry leaders in those markets.  This included an alliance to develop and commercialize automotive fuel cells with Daimler AG ("Daimler") and Ford Motor Company ("Ford"), and an alliance to develop and commercialize residential cogeneration systems with Ebara Corporation ("Ebara").

Recent History

Over the past three years, we have been focusing on our core fuel cell business and on markets with near-term commercial prospects. As a result, we sold our automotive fuel cell systems operations to DaimlerChrysler AG and Ford on August 31, 2005.  We subsequently sold our electric drive operations to Siemens VDO Automotive Corporation ("Siemens VDO") on February 15, 2007.  Finally, we completed our exit from the automotive business by selling our automotive fuel cell research and development assets to AFCC on January 31, 2008.  Following completion of these dispositions, we identified a way to extract value from Ballard’s tax attributes through a restructuring transaction with Superior Plus Income Fund ("Superior Plus"), which was completed on December 31, 2008.  On December 21, 2009, we closed an agreement with a financial institution to monetize our rights under the purchase agreement with Ford relating to our 19.9% equity interest in AFCC for initial net proceeds of approximately $34 million and a further contingent payment of $7.5 million due on or before January 31, 2013.  On January 18, 2010, we acquired a controlling interest in Dantherm Power, a Denmark-based corporation, which develops clean energy backup power through utilization of our hydrogen fuel cell technology.

 Siemens VDO Transaction

We sold our electric drive operations, based in Dearborn, Michigan, to Siemens VDO as the electric drive operations were not core to our fuel cell stack strategy and had limited revenue potential and high cash consumption in the near-term.  The sale was completed in February 2007.  Proceeds from the sale were approximately $4 million, before purchase price adjustments.  As a result of the transaction, we recorded a net loss of approximately $108 million, which consisted primarily of a non-cash write-down of goodwill.  The sale reduced Ballard’s operating cash consumption by approximately $10 million per year.  Operating cash consumption is a non-GAAP measure.  Please see our management’s discussion and analysis for a description of this measure and a reconciliation of this measure to GAAP.

 AFCC Transaction

As a result of an extensive strategic review process, consistent with our focus on our core fuel cell business and commitment to continue to improve our financial performance in the near and medium term by focusing on near-term commercial fuel cell markets, we sold certain of our automotive fuel cell research and development assets to AFCC in January 2008 (the "AFCC Transaction").

The purpose of the AFCC Transaction was to decrease our investment in automotive fuel cell research and development due to its high cost, uncertainties surrounding government mandates relating to the adoption and deployment of automotive fuel cell powered vehicles, the lengthening timeline to automotive fuel cell commercialization, and the negative impact of these factors on our production volumes and revenues.  The AFCC Transaction allowed us to focus our efforts on the development and commercialization of fuel cells for non-automotive applications, such as material handling, back-up power and supplemental power while limiting our fuel cell products in the automotive market to buses.  In addition, our continuing involvement with automotive products and services for AFCC is on a contract basis under which we are paid on a profitable basis.

Superior Plus Transaction

Our Audit Committee regularly reviews Ballard’s tax position.  As we did not expect to be in a position to make full use of our tax attributes for the foreseeable future, in 2005 management reviewed opportunities to extract value from these tax attributes.  Following the AFCC Transaction, Ballard revisited the issue of its tax attributes and engaged financial advisors to assist in identifying and negotiating a transaction.  This process led to the execution of an agreement on October 30, 2008 with Superior Plus, under which Ballard's old corporate entity agreed to transfer its entire business and operations, including all assets, liabilities, directors, management and employees, but excluding its tax attributes, to the Corporation, and subsequently allowed Superior Plus to use Ballard’s old corporate entity as a vehicle to complete its conversion from an income trust to a corporation (the "Superior Plus Transaction").  Under the Superior Plus Transaction, shareholders exchanged their common shares in the capital of Ballard’s old corporate entity for common shares in the capital of the Corporation on a one-for-one basis, and Superior Plus obtained 100% of the common shares in the capital of Ballard’s old corporate entity.  Since the completion of the Superior Plus Transaction, Ballard has continued to carry on its business operations as a public entity with all of the assets (including its intellectual property rights) as it had prior to the Superior Plus Transaction.

We obtained several benefits from the Superior Plus Transaction, including net cash proceeds of $33 million and the creation of a new Canadian tax basis, which Ballard may apply in sheltering future taxable income.

Further details of the Superior Plus Transaction are provided in the "Detailed Description of the Superior Plus Transaction" section of this Annual Information Form.

Ebara Ballard Corporation Transaction

In May 2009, we decided to discontinue operations of Ebara Ballard Corporation, our joint venture company with Ebara, as it became evident that the timeframe to commercialization for the residential cogeneration market in Japan was longer than anticipated, and due to an increasing investment requirement for continued system development work.  Ebara Ballard was dissolved in October 2009.  As a result of the transaction, we recorded a one-time non-cash gain of approximately $10.8 million (including $2.4 million of equity losses recorded in 2009 prior to the dissolution).

Sale and Lease-back of Head Office

In December 2009, we entered into a sale-and-leaseback agreement pursuant to which Ballard will sell its head office building located in Burnaby, British Columbia in return for net cash proceeds of approximately $20 million.  We also entered into an initial fifteen-year lease agreement for the same property.  The transaction closed on March 9, 2010.

Dantherm Power Transaction

On January 18, 2010, we acquired a controlling interest in Denmark-based Dantherm Power, partnering with co-investors Danfoss A/S and Dantherm A/S.  We are investing $6 million in Dantherm Power in two tranches between 2010 and 2012.  We will also provide knowledge and intellectual property related to our fuel cell technology.  In addition to its cash investment, Dantherm A/S will continue to provide operational support and collaborative sales and marketing activities through its worldwide sales organization.  Danfoss A/S will invest cash, proprietary technology, expertise, as well as operational and commercial assistance through its network of 93 sites in 25 countries.  Executives from each of Danfoss A/S, Dantherm A/S and Ballard formed a new board of directors for Dantherm Power.

Dantherm Power develops clean energy backup power systems, utilizing Ballard's hydrogen fuel cell technology, for telecom equipment suppliers, including Motorola and Ericsson.  The joint investment is expected to result in accelerated development of fuel cell backup power applications across Europe.

Strategy

We are focused on building a clean energy fuel cell solutions company.  We provide our customers the positive economic and environmental benefits unique to fuel cell power.  We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets.  We are focused on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

Over the past three years, we have focused our efforts on leveraging the inherent reliability and durability derived in our legacy automotive technology into non-automotive markets where demand is near term.  Our initial target markets include: motive power (material handling and buses) and the stationary power (back-up power, supplemental power and distributed generation).  We continue to support and supply fuel cells and technology to AFCC, and Daimler, and Ford on a profitable basis.  Today, varying stages of commercialization activities are progressing in each of these markets in North America, Europe and Asia and we are actively considering other key non-automotive markets for which our products are well suited.  We believe these markets represent a large global opportunity for fuel cell products.  We are also confident that there are opportunities for our products in additional geographic markets as well as product extension opportunities in different applications.

Revenues from Market Segments

In 2009, we operated in three market segments:

(a)
Fuel Cell Products and Servicing: fuel cell products and services for motive power (material handling and heavy-duty/buses markets) and stationary power (back-up power, supplemental power and distributed generation markets);

(b)	Contract Automotive: contract technical and manufacturing services primarily for Daimler, Ford and AFCC; and

(c)	Material Products: carbon fiber products primarily for automotive transmissions and gas diffusion layers ("GDLs") for fuel cells.

    The following chart shows the percentage of total revenues derived from each segment, and the portion of revenues from each segment which arises from sales to investees and sales of products and services to other customers, for the years 2009 and 2008:

	2009	2008
Revenues from Fuel Cell Products and Servicing
Percentage of total revenues	51.7%	46.4%
Portion representing sales to investees(1)	0.8%	8.1%
Portion representing sales to customers other than investees	50.9%	38.3%

Revenues from Contract Automotive
Percentage of total revenues	19.6%	32.2%
Portion representing sales to investees(2)	13.4%	15.7%
Portion representing sales to customers other than investees	6.2%	16.6%

Revenues from Material Products
Percentage of total revenues	28.7%	21.3%
Portion representing sales to investees	Nil	Nil
Portion representing sales to customers other than investees	28.7%	21.3%

As a result of completing the AFCC Transaction, we have been able to re-vector our business and establish a sharp focus on key commercial growth opportunities with near-term commercial prospects in our core fuel cell markets.  We also bolstered our already strong balance sheet with $33 million in non-dilutive financing proceeds from the Superior Plus Transaction; approximately $34 million from monetizing our equity interest in AFCC; and approximately $20 million from the sale-and-leaseback of our head office building.  This increase in cash reserves is expected to allow Ballard to execute its growth plan without any need for public market financing for the foreseeable future.  In addition, we continue to build value for our shareholders by accelerating fuel cell adoption as evidenced by our supply agreements with Plug Power Inc. ("Plug Power") (and its customers, Central Grocers, Inc., Wal-Mart, Nestle, Cisco

(1) In relation to Power Generation revenues, “investees” means Ebara Ballard Corporation.
(2) In relation to Automotive revenues, “investees” means AFCC.

and others), BC Transit, FirstEnergy Corp., Baxi Innotech GmbH, ISE Corporation, Daimler AG, IdaTech LLC, Heliocentris Fuel Cells AG and FutureE Fuel Cell Solutions GmbH.

Our Markets and Products

   Product Overview

Ballard's product offering provides for a cost effective and flexible set of fuel cell power solutions.  Ballard provided product in three distinct product classes:

(1)
Fuel cell stacks:  Ballard provides fuel cells to OEM customers and system integrators (such as Plug Power) that use the stacks to produce power solutions.  As the stack provider, Ballard is the power inside the system.

(2)
Fuel cell modules:  Ballard builds the stacks into self-contained fuel cell modules that are plug-and-play into a larger system.  As a module provider, we make it easier for systems companies (such as ISE Corporation) to create fuel cell systems (such as a fuel cell bus power train).

(3)
Fuel cell solutions:  Ballard builds full systems that are designed to solve certain energy needs of our customer.  As a solution provider Ballard builds up the stacks and modules into full systems that bring value to our customers.  Ballard does this directly in distributed power (e.g., First Energy 1 megawatt system), and through Dantherm Power (e.g. Motorola telecommunications systems).

We also design, develop, manufacture, sell and service carbon fiber materials that can be used in a variety of fuel cell and non-fuel cell applications.

The timing of commercialization of our products will largely be influenced by the market rollout plans of our customers.  The following table lists the key fuel cell and non-fuel cell products we currently produce, have under development or are testing.

Motive Power Product Family: FCvelocity™ Fuel Cell Products
Product Name	Application	Status
FCvelocity™-9SSL	Material handling	Sales to Original Equipment Manufacturers ("OEMs") and system integrators
FCvelocity™-1020ACS	Material handling	Sales to OEMs and system integrators

Motive Power Product Family: FCvelocity™ Fuel Cell Products
Product Name	Application	Status
FCvelocity™-HD6	Buses	Sales to OEMs and system integrators

Stationary Power Product Family: FCgen™ Fuel Cell Products
Product Name	Application	Status
FCgen™-9SSL	Back-up power & supplemental power	In development and testing
FCgen™-1020ACS	Back-up power & supplemental power	Sales to OEMs and system integrators
FCgen™-1030	Residential heat and power	Primarily sales under government sponsored programs
FCgen™-1300	Back-up power & supplemental power Distributed generation	In pilot production

Product Family: Material Products
Product Name	Application	Status
AvCarb™ gas diffusion layer fuel cell products	Fuel cells	Sales to fuel cell developers
Carbon friction materials	Mainly automobile automatic transmissions	Sales to OEM's or their suppliers.

Fuel Cell Products and Servicing

    Motive Power

    Material Handling

    The material handling market includes target industrial vehicles such as forklifts, automated guided vehicles ("AGVs") and ground support equipment.  Our initial focus is on Class 1, Class 2 and Class 3 battery-powered forklifts and AGVs. We believe fuel cell powered forklift trucks can offer significant productivity gains in high-throughput, multi-shift distribution centre and warehouse operations when compared to incumbent battery technology.  Our primary product for the material handling market is the FCvelocity™-9SSL, which is applicable to Class 1, Class 2 and Class 3 industrial forklift truck solutions in the North American market.  We are also developing industrial forklift solutions based on the FCvelocity™-1020ACS, our second-generation air-cooled fuel cell product, and are performing evaluation trials with key end-users.

Our principle customer in North America is Plug Power, a specialized system integrator working to achieve early penetration into the market by deploying its GenDrive™ battery pack replacement fuel cell systems.  Plug Power has initiated or completed field trials and commercial deliveries to a number of end-users including: Wal-Mart Stores, Inc.; Bridgestone Firestone North America Tire, LLC; Sysco Corporation; H.E. Butt Grocery Company; Whole Foods; Coca-Cola; Genco; Wegmans; Nestle Waters; and Nissan North America, Inc.  Some of Plug Power’s customers have completed the first phase of deployment of the technology and are now moving to larger trials and commercial orders, for which we are supplying our FCvelocity™-9SSL fuel cell product.  For example, 220 Plug Power GenDrive systems are deployed at a new "greenfield fuel cell only" distribution center operated by Central Grocers, Inc. in Joliet, Illinois.

Plug Power has, until now, offered commercial GenDrive systems using Ballard fuel cells for Class 1 counter balance lift trucks and for Class 3 pallet trucks.  In 2010, Plug Power will also be selling a new GenDrive system designed for Class 2 reach trucks, using Ballard fuel cells.  Availability of a system for Class 2 forklift trucks will fill out Plug Power's product portfolio and should more readily enable full facility conversions, which will help advance market penetration.

Plug Power continues to make progress deploying the GenDrive solution at key end user locations with funding from the Department of Energy.  Class 1 GenDrive units have been installed at Anheuser Busch and FedEx.  Sysco (Houston, TX) has installed Class 3 GenDrive units in a new "greenfield" warehouse facility and is planning deployment of Class 2 GenDrive systems later in 2010.  In addition, Plug Power has announced orders from Wegmans, Whole Foods and Coca-Cola for deployment in 2010.

In order to support market growth, we will continue to pursue cost reduction of our FCvelocity™-9SSL fuel cell product. In 2008, we reduced the cost of this fuel cell product by 36% with the introduction of a new product version.  Since 2008, we have been developing a high-performance, low-cost membrane electrode assembly ("MEA") that we anticipate will be integrated into the FCvelocity™-9SSL fuel cell product for sales starting in 2010, helping to achieve further cost reduction of at least 20% from 2008 levels.

Heavy-Duty/Buses

 The addressable market for fuel cell buses today is comprised of transit buses, which offer several advantages over automobiles for the adoption of fuel cell technology. Buses rely on centralized fuelling depots that simplify the hydrogen infrastructure requirements. Transit buses are government-subsidized, enabling the purchase of pre-commercial fleets. In addition, their design volume and drive cycle requirements are less demanding.

On August 3, 2007, BC Transit announced the contract award for the supply of up to 20 fuel cell hybrid buses.  The consortium of New Flyer Industries (coach manufacturer), ISE Corporation (hybrid drive integrator) and Ballard (fuel cell module supplier) built the buses.  On October 3, 2009, the first bus in BC Transit's fleet of 20 hydrogen fuel cell buses was introduced.  Starting in January 2010, all 20 buses were commissioned at New Flyer and sent to Victoria, British Columbia for acceptance tests by BC Transit.  These buses operated in revenue service in Whistler, British Columbia during the 2010 Olympic Winter Games.

On November 13, 2007, the City of London, England announced the contract award for the supply of five fuel cell hybrid buses to be delivered in 2009. These buses will begin revenue service in London in 2010. The consortium of Wrights Bus Ltd. (coach manufacturer), ISE Corporation (hybrid drive integrator) and Ballard (fuel cell module supplier) will build the buses.  Two 75kW FCvelocity™-HD6 modules were shipped to ISE Corporation in September and October 2008, respectively.  The first London bus started integration in late 2008, and started commissioning and testing in February 2009.

On January 11, 2010, Ballard received a sales order for five FCvelocity™-HD6 modules from Advanced Public Transportation Systems bv ("APTS"), a specialty bus OEM in The Netherlands, part of the VDL Group.  The 150–kilowatt power modules will be installed and integrated by Vossloh-Kiepe with hybrid electric drive systems in 18-metre (60 foot) articulated Phileas buses manufactured by APTS.  Phileas is a new concept for passenger transport on high frequency dedicated bus lanes.

All the power modules will be shipped to APTS by the second quarter of 2010 and the first APTS Phileas bus incorporating a Ballard power module will be produced this year.  Two Phileas buses powered by Ballard fuel cell modules will be operating in Cologne, Germany and two will be operating in Amsterdam.  APTS currently has 70 Phileas buses in operation worldwide.

We will continue to seek new opportunities in other markets including electrified light rail transit, yard-switching locomotives and marine auxiliary power, and continue to provide service support for our existing fifth-generation bus fleets, utilizing P5 fuel cell products.

   Stationary Power

   Back-up Power and Supplemental Power

    Our focus in the back-up power and supplemental power markets is on the telecommunications industry, which is currently dominated by batteries and diesel generators. The back-up power market is characterized by infrequent power demand, where outages typically occur monthly or less frequently and last less than eight hours; whereas the supplemental power market is characterized by often daily outages lasting 4-8 hours or more. With increasing demand for more reliable communications networks and longer duration back-up time, we believe fuel cell products offer significant operating cost savings to the end user. In some geographic regions such as the European Union and the United States, regulatory pressure on telecommunications service providers for infrastructure back-up time of eight hours or longer is, we believe, creating greater interest in fuel cells as a preferred back-up power solution.  The FCgen™-1020ACS fuel cell product is our primary product to support the early commercialization of fuel cell products in the back-up power market.

    In 2006, we supplied a small number of FCgen™-1020ACS fuel cell products to potential customers for evaluation and testing purposes. We also entered into a funded United States government contract to develop and demonstrate an extended duration back-up power solution for the United States Department of Defence’s Continuity of Operations Project in collaboration with Plug Power.  In 2007, we entered into a second phase of this contract to continue the development of the product in collaboration with Plug Power, and to significantly reduce the cost of fuel cell products for volume commercialization.  We also entered into a two-year supply agreement with Dantherm Air Handling A/S ("Dantherm Air") to supply 646 kW of FCgen™-1020ACS fuel cell products.

    Through our development efforts, we expect to reduce our product costs to make the FCgen™-1020ACS fuel cell product competitive with current battery costs on a capital basis. We also plan to enhance the versatility of our back-up power products to accept fuels such as methanol, propane and natural gas, in addition to hydrogen.

    During 2008, over 700 fuel cell product units were shipped to back-up power customers in various global telecom markets.  We signed two supply agreements with IdaTech LLC ("IdaTech") for the delivery of FCgen™-1020ACS fuel cell products for use in IdaTech’s iGen™ and ElectraGen™ family of products.  In addition, Dantherm Air continued to make progress in product deployments primarily in the European Tetra market.

    In October 2008, Ballard entered into a supply agreement with IdaTech and ACME to develop and supply to the Indian market a 5kW natural gas fuelled supplemental power system that is expected to be directly competitive with diesel generators on a life cycle basis.  Subject to meeting product design and acceptance criteria, the agreement contemplated the development and sale of approximately 300 direct hydrogen fuelled units based on our FCgen™-1020ACS fuel cell, followed by the development and sale of approximately 9,700 natural gas fuelled units based on our proposed FCgen™-1300 fuel cell product. The 300 direct hydrogen units were delivered during 2009.  Due to concerns with the supply base needing to meet cost and volume targets, in November of 2009, IdaTech announced the need to delay the launch of the natural gas product to a point in time later than allowable under the original contract.  The supply agreement was terminated and replaced with a more flexible distribution agreement with ACME.  All parties continue to believe in the potential for volume sales of fuel cell products in the Indian telecommunications market and will continue to develop the appropriate market channels to capitalize on the opportunity.

Although Ballard dissolved the Ebara joint venture company, it will continue to sell its FCgen™-1030v3 fuel cell product for applications such as residential cogeneration, including supply of this product to Baxi Innotech GmbH ("Baxi Innotech") for the German Callux Project.  On March 11, 2009, Ballard entered into a three-year supply agreement with Baxi Innotech, the leading European developer and manufacturer of fuel cell micro combined heat and power ("mCHP") units.  Under the agreement, Baxi Innotech will exclusively purchase Ballard fuel cells through to the end of Phase 2 of the German Callux Project, scheduled to conclude in 2012.

    Distributed Generation

Utilization of our PEM fuel cell products for large scale distributed generation ("DPG") is an exploratory new market for Ballard.  We first entered into this space in 2009, with the announcement of the supply agreement to deliver a one megawatt solution to FirstEnergy, an Ohio based energy company, for use in a utility load management demonstration project.  We are providing a complete turnkey power generation solution to FirstEnergy, rather than supplying fuel cell stacks to a systems integrator; this is a different channel strategy than our other stationary segments, and one we feel is appropriate to seed this market.  Delivery of this unit is targeted for the first quarter of 2010, and will serve as an important reference site for underpinning future growth in this market.

 We have a strategic goal in 2010 to book the first DPG project utilizing by-product hydrogen.  Market research has shown that there is a large niche opportunity for fuel cell solutions where two key factors exist: 1) the presence of low cost by-product hydrogen, and 2) a feed-in-tariff program or renewable portfolio standard legislation to underpin the demand for clean electricity generation.    With a fuel cell system, the by-product hydrogen can be used to produce electricity that is either sold back to the grid, through the electric utility, or used to offset power demands on site.  Power production through fuel cells is the highest efficiency, most environmentally responsible way to utilize the hydrogen.  Although it is too soon to say how large this market will be for

Ballard in the future, initial indications show that the addressable market is in the order of 500 – 1000 MW, from primary sources of by-product hydrogen only.

The first generation 1 MW DPG unit for FirstEnergy utilized our motive power fuel cells.  The second generation, currently under development, is a modular 1 MW unit, comprised of three independent power banks that enable high overall uptime and power availability.  The core building block is the FCgen™-1300 fuel cell platform, which is used in telecom backup power applications in India; the volume demand for this market will help to drive down the cost of the fuel cell stack for distributed power generation.  In addition to being the lowest cost option, this platform enables the highest efficiency system design.

Contract Technical Services and Manufacturing Services

We provide AFCC with manufacturing, testing and other engineering services. The areas of service selected were those in which a longer-term synergy of efforts to meet both Ballard and AFCC requirements could be met.  We manufacture for Daimler the fuel cell products required for their existing vehicle programs. We provide manufacturing engineering services and manufacture experimental and prototype fuel cell products for AFCC’s research and product development requirements. We provide AFCC with both failure analysis services and fuel cell test stand maintenance. We also provide services in the area of engineering simulation and modeling.

We also provide short-term information technology and EH&S support services to AFCC.

We anticipate providing AFCC with these services at least through 2010, but our service contracts may be terminated by AFCC with six-months notice.  AFCC’s requirement for our services is dependent on, among other things, the continued funding of their operations by Daimler and Ford, which is not certain, especially given current economic conditions.

Material Products

We develop, manufacture and sell carbon-based engineered material products into a variety of markets. These products are in the form of roll goods as either woven carbon fiber textile fabrics or as carbon fiber papers.  A major application for carbon fiber fabrics is the friction surface in torque converters for light vehicle automatic transmissions.  We are a Tier 1 supplier with QS-9000 and TS-16949 quality certification.  In 2008, we were awarded a five-year extension to our exclusive supply contract for this product by one of our automotive manufacturing customers, valued at more than $40 million.  However, given the recent economic conditions, particularly in the automotive sector, the total product ordered has been less than the amount stipulated in the contract.  On the other hand, the use of our product is expanding at a second automotive OEM and expanding globally with applications in Europe and the Far East. Orders have increased in late 2009 and this trend has continued into 2010.

Beyond automatic transmissions, we supply carbon fiber friction materials for use in wet brake systems for off-road heavy-duty construction and mining equipment and for use in the sporting goods market.  To grow and diversify in this market, we are working with a number of Tier 1 and Tier 2 automotive suppliers to develop and incorporate our carbon fiber products in new drivetrain applications, including dual clutch transmissions.

A GDL is a significant component at the core of the fuel cell, allowing the uniform diffusion of hydrogen and air towards the electrocatalyst, and releasing water as the chemical reaction is complete.  The quality of the GDL plays an important role in the overall performance and cost of a fuel cell.  Our AvCarb™ GDL materials are available in continuous rolls, and are designed to enable MEAs to be manufactured using high-speed automated assembly techniques. The first two members of this family of products are the AvCarb™ P-50 and the AvCarb™ P-50T, which include a Teflon® coating.  Since 2002, we have added a precision carbon coating capability. We supply several key industry participants in the fuel cell industry with GDLs, and we use our GDLs in several of our own fuel cell products.  We also supply GDLs for phosphoric acid fuel cells used in stationary power applications.

We also provide material supply chain management services to our customers, where we manage several subcontractor suppliers.

Impact of Regulations and Public Policy

    United States

In October 2007, the Federal Communications Commission ("FCC") mandated that, over the next 12 months, local exchange carrier and commercial mobile radio service providers place a minimum of 24 hours of power back-up at central offices and a minimum of eight hours of power back-up at cellular sites, remote switches, and digital loop carrier system remote terminals.  This regulatory change was expected to drive demand for extended duration back-up power favouring fuel cell system solutions.

In December 2008, the White House Office of Management and Budget rejected the FCC’s plan to implement the eight-hour mandate.  The final outcome of the enforceability of this mandate is still unclear at this stage.  However, through this process, the telecom operators in the United States have recognized the need to upgrade the back-up power capability at cellular sites and have created a higher demand for fuel cell solutions.

In October 2008, the fuel cell investment tax credit - first included in the Energy Policy Act of 2005 – was revised and extended.  End users will now be able to deduct from their tax liability 30% of the cost of installing a fuel cell (or $3000/kw, whichever is less) through 2017.  The continued availability of this tax credit is expected to help drive demand for fuel cell products.

In February 2009, President Obama signed the American Recovery and Reinvestment Act (the "ARRA") into law.  In addition to facilitating more robust funding for Department of Energy programs, the ARRA contained two provisions of particular importance to the hydrogen and fuel cell industry.  First, the ARRA offered the aforementioned tax credit (30% up to $3000/kW) as a grant.  The program, titled "Grant In Lieu of Tax Credit", is administered by the Department of Treasury.  Participants must initiate projects by the end of 2010 to be eligible for grant, and applications must be filed by October 1, 2011.  Second, the ARRA expanded the cap on the tax credit available for hydrogen fuelling infrastructure.  For hydrogen fuelling infrastructure, the tax credit (which can be claimed under the Qualified Alternative Fuel Vehicle ("QAFV") refuelling property credit) is now 30% up to $200,000 versus up to $30,000.  If the expanded credit is not extended, the level will revert back to $30,000 end of year 2010.

At the state level, the California Self-Generation Incentive Program, which is funded by ratepayers and administered by utilities, provides incentives of $2500/kW for power plants that operate on hydrogen from non-renewable resources and $4500/kW for those that operate on hydrogen from renewable resources.  The program is funded annually and guidelines are published in a yearly handbook.

Other Jurisdictions

As of 2009, feed-in tariff policies have been enacted in 63 jurisdictions around the world to encourage the adoption of renewable energy sources. Under a feed-in tariff, utilities are obligated to buy electricity from all eligible participants at rates based on the cost of renewable energy generation, which enables a diversity of projects to be developed at a reasonable return on investment. The rates are typically designed to ratchet downward over time to track technology improvements and overall cost reductions. Feed-in tariff programs also typically offer long-term (15–25 year) guaranteed purchase contracts for the electricity generated from such projects. Programs that support energy generation from hydrogen sources are expected to help drive demand for fuel cell products.

Research and Product Development

Ballard conducts research in improving the cost, durability and fundamental understanding of the MEA and its sub-components. In addition, greater development focus is being placed on the capability of MEAs operating on reformate fuels, reflecting customer needs in the non-automotive markets. As a result of the AFCC Transaction, automotive centric research activities such as freeze-start capability and long-term technology paths such as platinum free catalysts will no longer be directly conducted by Ballard.

Intellectual Property

In connection with the AFCC Transaction in January 2008, we transferred to Daimler and Ford our automotive intellectual property rights, which represented approximately 20% of our patent portfolio.  We also transferred approximately 485 patents and patent applications to IP Holdings, a holding company established for the purpose of protecting Daimler and Ford’s licence rights granted as part of the AFCC Transaction. We then entered into a licence agreement with IP Holdings evidencing our exclusive right to use fundamental intellectual property rights and improvements thereto for non-automotive applications.  As of January 31, 2010, Ballard owns or controls through IP Holdings, patents approximately as follows: 115 United States granted patents, 70 non-United States granted patents, 35 United States published patent applications and 140 published non-United States patent applications.  We also hold exclusive and non-exclusive licence rights to additional intellectual property from a number of third parties, including licences to approximately 2,000 patents and patent applications included in the AFCC Transaction.  These licences include royalty-free access to all of the intellectual property rights held by NuCellSys GmbH ("NuCellSys"), an entity jointly owned by Daimler and Ford, as well as royalty-free access to all of the intellectual property rights relating to fuel cells developed by Daimler, Ford and their subsidiaries (either directly or through AFCC) for so long as we continue to be a shareholder of AFCC.  Our patents will expire between 2010 and 2026.

Manufacturing

Our fuel cell manufacturing facility is located in Burnaby, British Columbia and is designed to provide the manufacturing capacity necessary to meet expected customer demand through the initial market introduction phase for our material handling, heavy-duty/buses, stationary power fuel cell products, as well as to provide contract manufacturing services to AFCC.  We expect demand for our fuel cell products to increase and to require increased manufacturing capacity.  We will either build that capacity to meet the increased demand or outsource some or all of the manufacturing requirements.  In some circumstances, we may choose to license part or all of the manufacturing for a particular fuel cell application or customer on a royalty-bearing basis.

In Burnaby, we currently have an Integrated Management System registered to ISO/TS 16949, ISO 9001, ISO 14001 and OHSAS 18001 standards.  These registrations reflect our approach to achieving best business system practices in the areas of quality, environment, health and safety.  We have also developed expertise in the testing of all aspects of PEM fuel cells and components.  We subcontract some process steps or assemblies to minimize investment in capital equipment, particularly in the case of processes that will eventually be replaced by new manufacturing methods or materials, or that relate to non-core technology.  We have developed strategic relationships with key suppliers to ensure a timely supply of key components.  Additionally, we have established relationships with key material suppliers to enhance the quality and suitability of components supplied and to assist in the development of our fuel cell products.

Many of the components we use to manufacture our fuel cell products are unique and may require long lead times to order.  Certain components used in our fuel cell products have been developed to our specifications under development and supply agreements. These development and supply agreements provide that the intellectual property created by the design of these components is owned exclusively by us, jointly by us and the supplier, or solely by the supplier, depending upon whether we have assumed any of the development costs.

Our facility in Lowell, Massachusetts, where we produce our carbon fiber products, is also ISO 9001 and QS 9000 registered.  The experience of our operations in Lowell in continuous roll-to-roll manufacturing processes and as a Tier 1 automotive supplier will be valuable to us as we increase commercial production in our Burnaby manufacturing facility, and as we leverage our established quality and manufacturing practices.

Facilities

We currently have the following principal facilities: (a) a leased 116,797 square foot (10,850 square meter) facility in Burnaby, British Columbia that houses our corporate headquarters, and our fuel cell development and testing activities; (b) a leased 112,000 square foot (10,398 square meter) facility in Burnaby, British Columbia that houses our operations staff and our manufacturing facilities; and (c) a 137,000 square foot (12,728 square meter) facility in Lowell, Massachusetts, owned by us, that is used for the development and manufacture of carbon fiber products.

We leased and licensed to AFCC an area in our owned facility in Burnaby, British Columbia totalling approximately 40,000 square feet (3,716 square meters), comprised of office and laboratory space.

We also sublet an area in our manufacturing facility in Burnaby, British Columbia totalling 31,000 square feet (2,880 square meters), composed of office space.  We retained the remaining 17,000 square feet (1,580 square meters) of office space, as well as the 64,000 square feet (5,948 square meters) manufacturing facility, for our own use.

We are committed to developing and manufacturing products, and operating all of our facilities, in full compliance with all applicable local, regional, national and international environmental, health and safety regulatory standards.  Our commitment is reflected in our corporate "Quality, Safety and Environmental Policy and Guiding Principles", and our underlying programs and initiatives.  We have completed a  detailed environmental assessment of our operations in Burnaby.  In turn, we developed policies, procedures, and work instructions to manage environmental matters including air, water, and waste management and reduction, transportation of dangerous goods, environmental impact and hazard assessment, and internal and external recycling programs.

Human Resources

As of December 31, 2009, we had approximately 340 employees in Canada and the United States, representing such diverse disciplines as electrochemistry, polymer chemistry, chemical, mechanical, electronic and electrical engineering, manufacturing, marketing, sales, business development, legal, finance, human resources, information technology and business management.  During 2009, the Corporation undertook two organizational restructuring activities (March and August), resulting in the elimination of approximately 125 positions in total.  Our employees are not represented by any labour union.  Each employee must agree to confidentiality provisions as part of the terms of his or her employment, and certain employees have also executed non-competition agreements with us.

Competition

Competition for our products comes from existing power technologies, improvements to existing technologies and new alternative energy technologies.  Each of our target markets is currently served by manufacturers that offer proven and widely accepted technologies, and have established customers and suppliers.  In each of our target markets, these and other competitors are also developing alternative energy technologies.

    Fuel Cell Products and Servicing

       Motive Power

Material Handling

Existing Technologies.  Class 2 and Class 3 forklift trucks are currently dominated by lead-acid battery-powered solutions, as are Class 1 forklift trucks intended for indoor applications (internal combustion engine ("ICE") power is typically seen as the solution for forklift trucks in Classes 4, 5, 6 and 7, generally, and in Class 1 for outdoor applications).  We believe that fuel cell systems are superior to batteries in Class 1, Class 2 and Class 3 forklift trucks because of their ability to provide extended run time without frequent and lengthy battery replacement and recharging cycles.  For high-throughput, multi-shift warehouse or manufacturing operations, fuel cell products can provide a lower life cycle cost and total cost of ownership when compared with traditional lead-acid battery solutions.

Fuel Cells.  Companies developing fuel cell systems for material handling applications include Toyota, Hydrogenics, and Nuvera.  We seek to gain a competitive advantage through fuel cell designs that provide superior performance, efficiency, durability and cost.  Some of our competitors purchase, or are considering the purchase of, fuel cell products from us for use in some of their material handling products.

Emerging Technology.  Advanced battery technology continues to make progress in the material handling market.  However, advanced battery technology still requires significant time for recharging and, in many cases, cannot meet desired run times without requiring spare batteries and substantial space for battery charging and storage.  These issues are addressed by fuel cell technology.

Heavy-Duty/Buses

Existing Technologies.  Diesel-powered buses currently dominate the market today.  Compressed natural gas ("CNG") buses have also become popular as a lower-emission alternative to diesel buses, however, their capital and operating costs are higher.  Electric trolley buses provide a zero-emission alternative, however, their purchase price is high and the overhead catenary power infrastructure is expensive to maintain and is considered aesthetically undesirable in many urban centres.  We believe that fuel cells are the best zero-emission alternative for transit applications.  They offer much greater fuel efficiency than conventional diesel buses, eliminate greenhouse gas emissions and eliminate the need for unsightly overhead catenary wires.

Fuel Cells.  Companies developing fuel cell systems for transit bus applications include United Technologies, Hydrogenics and Nedstack.  We seek to gain a competitive advantage through fuel cell designs that provide superior performance, efficiency, durability and cost.  Ballard has been demonstrating fuel cells in transit bus applications since 1991.  We are now delivering our sixth-generation heavy-duty fuel cell product, the FCvelocity™-HD6, in both 75kW and 150kW configurations specifically designed for fuel cell hybrid drive transit bus applications.  We believe that we have accumulated far more operating hours in real transit operations than any other fuel cell manufacturer.  This experience has enabled us to produce more reliable and durable products than our competitors.

Emerging Technology.  Electric hybrid drive systems are quickly displacing conventional mechanical drives for transit bus applications offering better fuel economy and lower emissions.  These are primarily being driven by diesel engines in diesel hybrid drive configurations.  Other variations available today include gasoline hybrid buses and CNG hybrid buses.  Since a fuel cell system is essentially a source of electricity it is easily adapted to a hybrid drive system to produce a bus with even greater fuel efficiency than diesel hybrid buses and no greenhouse gas emissions.  Recently, hydrogen internal combustion engines have been demonstrated in transit buses with both conventional and hybrid drive systems.  These have not been widely adopted primarily because of very low fuel efficiency, low power and low operational reliability.

        Stationary Power

Back-up Power and Supplemental Power

Existing Technology.  The back-up power and supplemental power markets are currently dominated by ICEs and batteries.    We believe that PEM fuel cell products are superior to batteries, because of their ability to provide extended run time without frequent or lengthy recharging, as well as their ability to offer lower life cycle costs, given that batteries require periodic replacement.

Fuel Cells.  Companies developing PEM fuel cell systems for back-up power and supplemental power applications include Dantherm Power, Hydrogenics, IdaTech, Plug Power, Distributed Energy Systems and ReliOn.   We seek to gain competitive advantage through fuel cell designs that provide superior performance, efficiency, durability and cost.  Some of our competitors purchase, or are considering the purchase of, PEM fuel cell products from us for use in some of their products.

Emerging Technology.  Advanced battery technology continues to make modest progress in the back-up power and supplemental power generation markets.  However, advanced battery technologies still require lengthy recharging and, in many cases, cannot meet desired run times without requiring substantial space.  These issues are addressed by PEM fuel cell technology.

Distributed Generation

Existing Technology.  The distributed generation market is large and varied.  As such, depending on the application, advanced batteries, diesel gen sets or natural gas gen sets would be considered as current technologies.

Fuel Cells.  Companies developing PEM fuel cell systems for distributed generation market applications include Nedstack, Hydrogenics and Hydrogenics.

Emerging Technology.  Hydrogen fuelled IC engines or advanced battery technologies are emerging as competitive technologies.  Fuel cell systems offer significant efficiency and emissions improvements over hydrogen fuelled IC engines.  Advanced battery technologies cannot meet desired run times without requiring substantial capital cost and installation space.  These issues are addressed by PEM fuel cell technology.

    Material Products

     Friction Products

    Existing Technology.  The supply base for friction materials is highly fragmented with many suppliers each supplying a limited range of products based on their technological expertise. Ballard competes in a niche area where the friction characteristics and durability of carbon fabrics make them desirable for high performance applications in the automotive industry. Competitors include the SGL Group in Germany, and Toray in Japan.

Emerging Technology.  Using its unique capabilities to modify the construction of carbon fabrics and to tailor the components of carbon-containing composites, Ballard is working with component and system suppliers to the automotive and other transportation industries to develop advanced carbon friction materials for more demanding applications which improve fuel economy by enabling a more efficient powertrain design.

    Fuel Cell Products

Existing Technology.  Ballard supplies carbon fabric and carbon fiber paper GDL materials to MEA and fuel cell stack producers.  Competitors include SGL, Mitsubishi and Toray.

Emerging Technology.  To meet the ever-demanding performance requirements, Ballard’s efforts have been aimed to maximize the fluid transport characteristics of these materials by modifying their construction, while at the same time developing more efficient production processes to drive the cost of GDLs down.

SHARE CAPITAL AND MARKET FOR SECURITIES

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares.  As of March 15, 2010, our issued share capital consisted of 84,059,291 common shares.  Our common shares are listed and trade on the Toronto Stock Exchange ("TSX") under the symbol "BLD" and on the National Association of Securities Dealers Automated Quotation Global Market ("NASDAQ") under the symbol "BLDP".

The following table shows the monthly trading activity for our common shares on the TSX and NASDAQ during 2009:

	TSX		NASDAQ
	Price Range (CDN$)	Average Daily Volume (#)	Price Range (U.S.$)	Average Daily Volume (#)
January	$1.27-1.67	115,166	$1.00-$1.39	279,972
February	$1.39-1.54	64,208	$1.10-1.26	115,693
March	$1.10-2.06	170,518	$0.90-1.68	227,233
April	$1.82-2.94	185,513	$1.40-2.45	419,033
May	$2.04-2.39	91,617	$1.80-2.09	126,866
June	$1.78-2.36	89,375	$1.60-2.13	188,154
July	$1.92-2.21	56,940	$1.60-2.00	107,675
August	$1.89-2.01	50,089	$1.70-1.90	67,275
September	$1.83-3.25	235,097	$1.70-3.07	739,267
October	$2.35-3.34	133,220	$2.20-3.25	391,873
November	$2.20-2.51	51,476	$2.10-2.39	122,060
December	$1.85-2.55	250,652	$1.70-2.45	709,289

The holders of our common shares are entitled to one vote for each share held on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of preferred shares, are entitled to receive such dividends as may be declared by our Board out of funds legally available therefor and, in the event of liquidation, wind-up or dissolution, to receive our remaining property, after the satisfaction of all outstanding liabilities.

Our preferred shares are issuable in series and our Board is entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares.  Currently there are no preferred shares outstanding.

DIVIDEND RECORD AND POLICY

To date, we have not paid any dividends on our shares and, because it is anticipated that all available cash will be needed to implement our business plans, we have no plans to pay dividends in the immediate future.
DIRECTORS AND OFFICERS

Board of Directors

The following chart provides the following information as of March 15, 2010: the name and province or state of residence of each of our directors; each director’s respective positions and offices held with Ballard, their principal occupation during the past five years; the period of time each has served as a director; and the number of shares and deferred share units (the "DSUs") beneficially owned or controlled by each of them.

Name and Province/State of Residence(1)	Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled or Directed(1) (#/% of Class)	Deferred Share Units Owned or Controlled(2) (#/% of Class)
Ian A. Bourne Alberta, Canada	Corporate Director and Chair of the Board of Ballard since January 2007. Formerly Executive Vice President and Chief Financial Officer of TransAlta Corporation (electricity generation and marketing) from January 1998 to December 2006, and from January 1998 to December 2005, respectively.	2003	26,824/0.032%	77,707/24.58%

Edwin J. Kilroy Ontario, Canada	Corporate Director of Ballard. Chief Executive Officer of Symcor Inc. (business process outsourcing services) since January 2005. Formerly Chief Executive Officer of IBM Canada Ltd. (information technology)	2002	2,424/0.003%	42,844/13.55%

Name and Province/State of Residence(1)	Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled or Directed(1) (#/% of Class)	Deferred Share Units Owned or Controlled(2) (#/% of Class)
	from April 2001 to January 2005.

Dr. Chong Sup (C.S.) Park California, U.S.A.	Corporate Director of Ballard. Formerly Chairman of the Board and Chief Executive Officer of Maxtor Corporation (storage solutions and hard disk drives) from November 2004 to May 2006, and Managing Director, Investment Partner and Senior Advisor of H&Q Asia Pacific (private equity investment) from November 2002 to September 2004.	2007	17,091/0.020%	0/0%

John W. Sheridan British Columbia, Canada	Corporate Director and President and Chief Executive Officer of Ballard since October 2005.	2001	261,710/ 0.311%	57,942/18.33%

Dr. Geraldine B. Sinclair British Columbia, Canada	Corporate Director of Ballard. Executive Director, Center for Digital Media of the Great Northern Way Campus since May 2006. Formerly Chair of the Canadian Telecommunications Policy Review Panel, and a Strategic Management Consultant from 2005 to 2006, and General Manager, MSN of Microsoft Canada (internet services) from September 2002 to October 2004.	2005	176/<0.001%	25,355/8.02%

Name and Province/State of Residence(1)	Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled or Directed(1) (#/% of Class)	Deferred Share Units Owned or Controlled(2) (#/% of Class)
David J. Smith British Columbia, Canada	Corporate Director of Ballard. Member, British Columbia Securities Commission since July 2006. Counsel with Lawson Lundell LLP (law firm) from May 2005 to April 2006. Partner of Lawson Lundell and predecessor law firms prior to that.	2006	7,911/0.009%	14,841/4.69%

David B. Sutcliffe British Columbia, Canada	Corporate Director of Ballard. Formerly Chief Executive Officer and Chair of the Board of Sierra Wireless, Inc. (electrical and electronic industrial products) from May 1995 to October 2005 and from May 2001 to April 2005, respectively.	2005	3,600/0.004%	25,528/8.07%

Mark A. Suwyn Florida, U.S.A.	Corporate Director of Ballard. Executive Chairman of the Board of NewPage Corporation (coated paper), a position he has held since March 2009. Previously Acting Chief Executive Officer of NewPage Corporation from March 2009 to January 2010; and Chief Executive Officer and Chairman of the Board from April 2006 and May 2005, respectively. Formerly President of MARSUW LLC (consulting) from November 2004 to April 2005, and Chief Executive Officer and	2003	7,237/0.009%	35,019/11.08%

Name and Province/State of Residence(1)	Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled or Directed(1) (#/% of Class)	Deferred Share Units Owned or Controlled(2) (#/% of Class)
	Chairman of the Board of Louisiana-Pacific Corporation (building products) from January 1996 to October 2004.

Douglas W.G. Whitehead British Columbia, Canada	Corporate Director of Ballard. Chairman of Finning International Inc. (heavy equipment reseller). Formerly President and Chief Executive Officer of Finning International from 1999 to May 2008.	1998	4,383/0.005%	36,916/11.68%

Notes

(1)
The information as to place of residence, principal occupation, business or employment of, and shares beneficially owned, or controlled or directed, directly or indirectly, by a director is not within the knowledge of our management and has been furnished by the director.  Information on shares beneficially owned, or controlled or directed is accurate as at March 15, 2010.

(2)
Rounded to the nearest whole number.  Information is accurate as at March 15, 2010.  In reviewing the status of Ballard’s share incentive plans in connection with the recently completed transaction with Superior Plus Income Fund, Ballard determined that a total of 169,276 DSUs had been issued to directors in excess of a limitation set out in Ballard’s 2003 Share Distribution Plan.  Shareholders approved the grant of these DSUs at its annual general meeting in 2009.  Starting in 2009, all elements of director compensation are paid in cash.  Ballard does not plan in the near future to issue further DSUs to directors as compensation.

Directors are elected yearly at our annual shareholders’ meeting and serve on the Board until the following annual shareholders’ meeting, at which time, they either stand for re-election or resign from the Board.  If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier.

Corporate Governance

Our Board and senior management consider good corporate governance to be central to our effective and efficient operation.  We monitor corporate governance initiatives as they develop and benchmark industry practices to ensure that we are in compliance with corporate governance rules and best practices.

Our corporate governance practices are reflected in our "Corporate Governance Guidelines", which provide for director qualification standards, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and performance evaluation of the Board.  A copy of the Corporate Governance Guidelines can be found on our website.

We also reviewed our internal control and disclosure procedures, and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our interim and annual reports filed with Canadian securities authorities, and to certify our annual reports filed with or submitted to the United States Securities and Exchange Commission ("SEC").

     Board Composition

All of our directors are independent except for John Sheridan, our President and Chief Executive Officer.  "Independence" is judged in accordance with the provisions of the United States Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), and as determined by the Canadian securities regulatory authorities ("CSA") and the NASDAQ.  We conduct an annual review of the other corporate boards on which our directors sit, and have determined that currently one board interlock exists with respect to our directors.  Mr. Sheridan is a director of NewPage Corporation and Mr. Suwyn is the Chairman of the Board of NewPage Corporation.  We are not affiliated or related to NewPage Corporation in any way, do not do any business with NewPage Corporation and we operate in a different industry than NewPage Corporation.  The Board has also established a guideline for the maximum number of corporate boards on which a director should sit.  This guideline has been set at five corporate boards (not including non-profit boards).

The Board established director resignation guidelines, which set out the circumstances under which a director would be compelled to offer a resignation or be asked to resign, including a majority voting policy.  This policy requires that any nominee for director who receives a greater number of votes "withheld" than "for" his or her election shall tender his or her resignation to the Board following our annual shareholders’ meeting, to take effect immediately upon acceptance by the Board.  Upon receipt of such conditional resignation, the Corporate Governance Committee will consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not such resignation should be accepted. After considering the recommendation of the Corporate Governance Committee, the Board will decide whether or not to accept the tendered resignation and will, not later than 90 days after the annual shareholders’ meeting, issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept the resignation.  The director tendering his or her resignation will not participate in any meeting of the Board or the Corporate Governance Committee, which considers the resignation. Subject to any restrictions or requirements contained in applicable corporate law or Ballard’s constating documents, the Board may: (a) leave a resulting vacancy unfilled until the next annual shareholders’ meeting; (b) appoint a replacement director whom the Board considers merits the confidence of the shareholders; or (c) call a special meeting of shareholders to elect a replacement director nominated by management. The policy does not apply in respect of any contested shareholders’ meeting, which is any meeting of shareholders where the number of nominees for director is greater than the number of directors to be elected.

    Share Ownership Guidelines

We have minimum share ownership guidelines that apply to our independent directors.  The guidelines require each director to hold the lesser of:

(i)
the number of our shares having a value equivalent to five times the director’s annual Board retainer or, in the case of the Chair of the Board, a value equivalent to three times the Chair’s annual retainer, in each case with such number of shares calculated using the then-applicable share price of our shares, determined on an annual basis; and

(ii)
the number of our shares having a value equivalent to five times the director’s annual Board retainer or, in the case of the Chair of the Board, a value equivalent to three times the Chair’s annual retainer, in each case with such number of shares calculated using the closing price of our shares on May 12, 2006.(3)

Directors that were members of the Board at the time the guidelines were adopted in July 2003 had until July 2008 to comply with this requirement.  Directors elected subsequently have five years from the date that they are first elected to the Board to comply.  The Chair of the Board has five years from his original appointment as Chair in February 2006 to satisfy the minimum share ownership requirements for the Chair.  Directors may apply the DSUs, which they receive as payment for all or part of their annual retainer, towards the minimum share ownership requirements.  Any director who fails to comply with the share ownership requirement may not stand for re-election.  Currently, all directors have met or are on track to achieve these guidelines.

    Roles and Responsibilities

The Board operates under a formal mandate (a copy of which is attached as Appendix "A" and is posted on our website), which sets out its duties and responsibilities, including matters such as corporate strategy, fiscal management and reporting, selection of management, legal and regulatory compliance, risk management, external communications and performance evaluation.  The Board has also established

(3)
Based on the closing price of our shares on the TSX in cases where the retainer is paid in Canadian dollars (which closing price was C$8.78 on May 12, 2006) or on the NASDAQ in cases where the retainer is paid in United States dollars (which closing price was $7.98 on May 12, 2006).

terms of reference for individual directors (a copy of which is attached as Appendix "B" and is posted on our website), which set out the directors’ individual responsibilities and duties.  These terms of reference serve as a code of conduct with which each director is expected to comply, and address matters such as conflicts of interest, the duties and standard of care of directors, the level of availability expected of directors, requirements for maximizing the effectiveness of Board and committee meetings, and considerations that directors are to keep in mind in order to make effective and informed decisions.

The Board has also established terms of reference for the committee chairs, our Chief Executive Officer and our Chair of the Board.  In addition, we have a Board-approved "Code of Ethics", which applies to all members of the Board, as well as our officers and employees.  A copy of the Code of Ethics and the terms of reference for the committee chairs, our Chief Executive Officer and our Chair of the Board can be found on our website.  All of these documents are reviewed annually, and are updated or revised as necessary.

The Chair of the Board is responsible for ensuring the appropriate organization, content and flow of information to the Board and that all concerns of the directors are addressed.  The Chair of the Board reviews and sets the agenda for each Board meeting.  The Chair of the Board is also responsible for organizing and setting the frequency of Board meetings and ensuring that Board meetings are conducted efficiently.  The Chair of the Board is an independent director.

Each year, the Board identifies a list of improvement priorities for the Board during the year.  The Corporate Governance Committee regularly monitors the Board’s progress against these improvement priorities throughout the year.

    Board Orientation and Education

We have established a formal director orientation and ongoing education program.  Upon joining our Board, each director receives an orientation regarding our business.  Such orientation consists of site visits to all of our manufacturing facilities, presentations regarding our business, technology and products, and a manual that contains various reference documents and information.  Continuing education is offered by way of ongoing circulation of informative materials aimed at topical subject matters and management presentations at Board meetings, as well as guest speakers who are invited to speak to our Board on various topics.  In the past, we have invited guest speakers to speak to our Board about the fuel cell industry, government regulation, corporate governance and risk management, and internal management representatives to speak about various issues relating to our technology and business.  The educational presentations that are made by internal management provide an opportunity for Board members to meet and interact with members of our management team.

Shareholder Feedback and Communication

We have set up an e-mail process for shareholders to communicate with the Board, through the Chair of the Board.  Shareholders who wish to send a message to the Chair of the Board can find the details of this process on our website.   In addition, a summary of shareholder feedback that is received by us is provided to the Board through a semi-annual report.

   Board and Director Performance Evaluations

The directors conduct an annual performance evaluation of the Board, Board committees, and the Chair of the Board through a process overseen by the Corporate Governance Committee.  Evaluation questionnaires are completed and a summary report is generated for and reviewed by the Corporate Governance Committee.  The Corporate Governance Committee works with management to improve Board processes and to address concerns raised in the evaluation questionnaires, and reports to the full Board on the evaluation results and proposed action items. In addition, the directors evaluate each other every two years and conduct individual self-evaluations in the alternate years, the results of which are forwarded to the Chair of the Board who then reviews the results and meets with each director to conduct an individual director performance evaluation.  The Board also sets annual effectiveness goals, and tracks performance against those goals.

        Compliance in Canada and the United States

We believe that we comply with all applicable CSA and NASDAQ corporate governance rules and guidelines.  The CSA requires that listed corporations subject to National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") disclose their policies respecting corporate governance.  We comply with NI 58-101, which addresses matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members.  We are exempt from the NASDAQ corporate governance rule requiring that each NASDAQ quoted company has in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock.  Our by-laws currently provide that a quorum is met if holders of at least five percent of the votes eligible to be cast at a shareholders’ meeting are present or represented by proxy at the meeting.

The CSA’s National Policy 58-201 – Corporate Governance Guidelines requires that a board have a majority of independent directors. If a director is an executive officer, general partner, managing member, or both a director and an employee of an "affiliated entity", that director will not be independent.  In such a case, the board of directors should, in addition to having a majority of independent directors, include a number of directors who do not have interests in, or relationships with, either the company or the affiliated entity and should be constituted to fairly reflect the investment in the company by shareholders other than the affiliated entity.  An "affiliated entity" of a company is defined as, among other things, an entity that can "control" the company, directly or indirectly, thereby determining the direction of management and policies of the company, whether by share ownership or otherwise.  As we are not "controlled" by another entity, none of our directors act as representatives of an affiliated entity.

Board Committees

Our Board has established three standing committees: the Audit Committee; the Management Development, Nominating & Compensation Committee; and the Corporate Governance Committee.  Each of these committees has been delegated certain responsibilities, performs certain advisory functions, and either makes certain decisions or makes recommendations to the full Board.  Each of the committee chairs reports on the activities of the committee to the Board following each committee meeting.  None of the members of these committees are current or former officers or employees of ours, or any of our subsidiaries.

In July 2009, in support of the Corporation's cost reduction initiatives, the Board decided to reduce the size of the standing committees.  This was accomplished by providing that committee chairs no longer maintain membership on multiple committees.

    Audit Committee

The Audit Committee is constituted in accordance with SEC rules, applicable securities laws and applicable NASDAQ rules, and assists the Board in fulfilling its responsibilities by reviewing financial information, the systems of corporate controls and the audit process.

The Audit Committee is responsible for overseeing the audit process and the preparation of our financial statements, ensuring that our financial statements are fairly presented in accordance with generally accepted accounting principles, approving our quarterly financial statements, and reviewing and recommending to the Board our year-end financial statements and all financial disclosure contained in our public documents.  The Audit Committee meets with our financial officers and our internal and external auditors to review matters affecting financial reporting, the system of internal accounting and financial disclosure controls and procedures, and the audit procedures and audit plans.  The Audit Committee reviews our significant financial risks and the appointment of senior financial executives, and annually reviews our insurance coverage, tax loss carry forwards, pension and health care liabilities, and off-balance sheet transactions.  The Audit Committee has at least one member, Ian A. Bourne, who qualifies as an audit committee financial expert under applicable securities regulations.

All of the members of the Audit Committee are independent directors and are financially literate.

The Audit Committee is responsible for recommending the appointment of our external auditors (for shareholder approval at our annual general meeting), monitoring the external auditors’ qualifications and independence, and determining the appropriate level of remuneration for the external auditors.  The external auditors report directly to the Audit Committee.  The Audit Committee also approves in advance, on a case-by-case basis, any services to be provided by the external auditors that are not related to the audit.  The following table shows the costs incurred with KPMG in 2009 and 2008 for audit and non-audit related work, all of which were approved by the Audit Committee:

Type of Audit Fees	2009	2008
Audit Fees	$340,089	$415,187(1)
Audit-Related Fees	$9,587	$13,995
Tax Fees	$6,115(2)	$37,864(2)
All Other Fees	Nil	Nil

Notes
(1)	The Audit Fees for 2008 include services as a result of the AFCC Transaction and the Superior Plus Transaction.

(2)	The Tax Fees for 2009 and 2008 related to tax advisory services and the filing of our 2008 Canadian and United States corporate tax returns.

In addition, the Audit Committee is mandated to review all financial disclosure contained in prospectuses, annual reports, annual information forms, management proxy circulars and other similar documents.  The Audit Committee is also responsible for ensuring that the internal audit function is being effectively carried out.  The Audit Committee reviews and approves, in advance, related party transactions on a case-by-case basis.

As of March 15, 2010, the committee was composed of Ian A. Bourne, Edwin J. Kilroy (Chair), Mark A. Suwyn and Douglas W.G. Whitehead, all of whom are independent of management.  (David B. Sutcliffe also served on the committee in 2009.  Mr. Sutcliffe ceased to be a member on July 13, 2009, consistent with the decision that committee chairs no longer maintain membership on multiple committees.)  In addition to each committee member’s general business experience, the education and experience of each member that is relevant to the performance of his or her responsibilities as a member of the Audit Committee is set forth below.

Mr. Bourne is a Corporate Director and Chair of the Board of Ballard.  He was TransAlta Corporation’s Executive Vice President from January 1998 to December 2006.  From January 1998 to December 2005, Mr. Bourne was the Chief Financial Officer of TransAlta and was responsible for all financial policy, planning and reporting, as well as tax, treasury and risk management planning and implementation.  He sits on the boards of SNC-Lavalin Group, Canadian Public Accountability Board, Wajax Income Fund, Canada Pension Plan Investment Board and Canadian Oil Sands Trust.  Mr. Bourne has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

Mr. Kilroy has been the Chief Executive Officer of Symcor Inc. since January 2005.  Prior to that, Mr. Kilroy was the Chief Executive Officer of IBM Canada Ltd. from April 2001 to January 2005.  Mr. Kilroy is also a director of Symcor and The Conference Board of Canada.

Mr. Sutcliffe is a Corporate Director.  He was the Chief Executive Officer of Sierra Wireless, Inc. from May 1995 to October 2005.  From May 2001 to April 2005, he was also the Chair of the Board of Sierra Wireless, Inc.  Mr. Sutcliffe currently sits on the board of Sierra Wireless, Inc.  Mr. Sutcliffe’s public company chief executive officer experience includes Canadian and United States reporting.  Mr. Sutcliffe has previously served on the audit committee of E-Comm 911 and has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

Mr. Suwyn is Executive Chairman of the Board of NewPage Corporation, a position he has held since March 2009.  Previously, he was the Acting Chief Executive Officer of NewPage Corporation from March 2009 to January 2010; and Chairman of the Board and the Chief Executive Officer of NewPage Corporation since May 2005 and April 2006, respectively.  Mr. Suwyn was the President of Marsuw Investment from November 2004 to April 2005.  From January 1996 to October 2004, Mr. Suwyn was also the Chairman of the Board and the Chief Executive Officer of Louisiana-Pacific Corporation.  He sits on the boards of NewPage Corporation and BlueLinx Corporation.

Mr. Whitehead is the Chairman of Finning International Inc., and was elected to Finning International’s board of directors on April 23, 1999.  Mr. Whitehead was President and Chief Executive Officer of Finning International from 1999 to May 2008.  Mr. Whitehead is also a director of International Forest Products Inc., INMET Mining Corporation, Belkorp Industries Inc. and Vancouver General Hospital/University of British Columbia Hospital Foundation.

The Audit Committee operates under a mandate that is approved by the Board and which outlines the responsibilities of the Audit Committee.  A copy of the Audit Committee’s mandate is attached as Appendix "C" and is posted on our website.  This mandate is reviewed annually and the Audit Committee’s performance is assessed annually through a process overseen by the Corporate Governance Committee.

    Management Development, Nominating & Compensation Committee

The Management Development, Nominating & Compensation Committee is responsible for considering and authorizing the terms of employment and compensation of executive officers and providing advice on compensation structures in the various jurisdictions in which we operate.  In addition to approving the compensation of our executive officers, the committee also regularly reviews and sets the minimum share ownership requirement for executive officers.  The committee also provides advice on our organizational structure, reviews all distributions under our equity-based compensation plans, and reviews and approves the design and structure of, and any amendments to, those plans.  The committee seeks out and recommends nominees for election to the Board, annually reviews the Board succession plan and annually reviews the composition of director talents and skills against Board requirements to identify any gaps.

The committee ensures appropriate senior management succession planning, recruitment, development, training and evaluation.  In particular, the committee annually reviews the performance objectives of our Chief Executive Officer and is responsible for conducting his annual performance evaluation.  Any compensation consultants engaged by us, at the direction of the committee, report directly to the committee, and the committee has the authority to appoint such consultants, determine their level of remuneration, and oversee and terminate their services.  In 2009, the committee directly retained Towers Perrin to provide independent compensation analysis and advice specifically related to Ballard executive compensation items and to establish 2009 pay target levels for Ballard executives.

As of March 15, 2010, the committee was composed of Ian A. Bourne, Dr. C.S. Park, Dr. Geraldine B. Sinclair and David B. Sutcliffe (Chair), all of whom are independent of management.  (David J. Smith also served on the committee in 2009.  Mr. Smith ceased to be a member on July 13, 2009, consistent with the decision that committee chairs no longer maintain membership on multiple committees.)

A copy of the Management Development, Nominating & Compensation Committee’s mandate is attached as Appendix "D" and is posted on our website.  The mandate is reviewed annually and the committee’s performance is assessed annually through a process overseen by the Corporate Governance Committee.

Corporate Governance Committee

The Corporate Governance Committee is responsible for recommending to the Board the size of the Board, monitoring corporate governance, including the formation and membership of committees of the Board, conducting succession planning for the Chair of the Board and determining director compensation.  The committee regularly reviews the level of director compensation and approves the design and structure of, and any amendments to, our director compensation plans.  The committee is responsible for ensuring a formal process exists to evaluate the performance of the Board, Board committees, individual directors, and the Chair of the Board, and ensuring that appropriate actions are taken, based on the results of the evaluation, to improve the effectiveness of the Board.

The Corporate Governance Committee ensures that the Board complies with best corporate governance practices in Canada and the United States.  The committee is also responsible for maintaining an ongoing education program for Board members.

As of March 15, 2010, the committee was composed of Ian A. Bourne, Dr. C.S. Park, Dr. Geraldine B. Sinclair and David J. Smith (Chair), all of whom are independent of management.  (Edwin J. Kilroy also served on the committee in 2009.  Mr. Kilroy ceased to be a member on July 13, 2009, consistent with the decision that committee chairs no longer maintain membership on multiple committees.  In order to maintain an adequate quorum following the departure of Mr. Kilroy, Dr. Park joined the Corporate Governance Committee at that time.)  Mr. Smith has completed the Directors Education Program of the Institute of Corporate Directors and has received the ICD.D designation.

A copy of the Corporate Governance Committee’s mandate is attached as Appendix "E" and is posted on our website.  The mandate is reviewed annually and the committee’s performance is assessed annually through a process overseen by the Board.

Executive Officers

As of March 15, 2010, we had six executive officers.  The name and province or state of residence of each executive officer, the offices held by each officer and each officer’s principal occupation during the last five years are as follows:

Name and Province/State of Residence	Position	Principal Occupation
John W. Sheridan British Columbia, Canada	President and Chief Executive Officer	Executive of Ballard.

Bruce Cousins British Columbia, Canada	Vice President and Chief Financial Officer	Executive of Ballard. Formerly Vice President Finance and Chief Financial Officer for Xantrex Technology Inc. (2008) and Executive Vice President and Chief Financial Officer for

Name and Province/State of Residence	Position	Principal Occupation
Aspreva Pharmaceuticals Corporation (2004 to 2008).

William T. Foulds Massachusetts, U.S.A.	President, Ballard Material Products Inc.	Executive of Ballard.

Paul Cass British Columbia, Canada	Vice President, Operations	Executive of Ballard. Formerly Director, Operations of Ballard.

Michael Goldstein British Columbia, Canada	Vice President and Chief Commercial Officer	Executive of Ballard. Formerly President and Chief Executive Officer of Actuality Systems (2006 to 2009) and Independent Investment Banker and Consultant for MGA Partners (2003 to 2005).

Christopher J. Guzy British Columbia, Canada	Vice President and Chief Technical Officer	Executive of Ballard. Formerly General Manager of Global Product Company, GE Healthcare’s product development and supply chain operations in Hungary (2001 to 2005).

Shareholdings of Directors and Senior Officers

As of March 15, 2010, our directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 469,049 of our common shares, being 0.56% of our issued and outstanding common shares, and 316,152 DSUs.

TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

Particulars of every contract that is material to Ballard, other than a contract entered into in the ordinary course of business that is not required to be disclosed under the CSA’s National Instrument 51-102 – Continuous Disclosure Obligations, and that was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect, are listed below.  As all of these material contracts have been entered into in connection with either the AFCC Transaction or the Superior Plus Transaction, they are described below in conjunction with the more detailed description of the transaction to which they relate.

Detailed Description of the AFCC Transaction and Associated Material Contracts

The AFCC Transaction generally provided for the transfer of certain of our automotive fuel cell research and development assets (the "Transferred Automotive R&D Assets") to Daimler and Ford.  The AFCC Transaction was implemented through: (a) our transfer to AFCC of the Transferred Automotive R&D Assets and the assumption by AFCC of our automotive fuel cell warranty liabilities to Daimler, Ford and their affiliates in return for a 100% equity interest in AFCC; (b) our transfer to Daimler of 50.1% of our equity interest in AFCC, an interest in and a licence to use certain of our intellectual property rights, and $36.2 million; (c) our transfer to Ford of 30.0% of our equity interest in AFCC, an interest in and a licence to use certain of our intellectual property rights,  and $21.8 million; and (d) the transfer by Daimler and Ford of their entire direct and indirect shareholdings in Ballard to us for cancellation.

We valued the shares being returned to us by Daimler and Ford at $173.9 million. The AFCC Transaction is described more fully in the remainder of this section.

    Transfer of Automotive Fuel Cell Research and Development Assets

AFCC, which is controlled by Daimler and Ford, was created to carry on the business involving the Transferred Automotive R&D Assets.  As an initial step, we transferred to AFCC our automotive fuel cell test equipment, automotive fuel cell inventory, office equipment, $2 million in cash and all automotive fuel cell development contracts between Ballard, Daimler and Ford.  In exchange, AFCC assumed our automotive fuel cell warranty liabilities to Daimler, Ford and their affiliates, and issued to Ballard a 100% equity interest in AFCC.

Ballard then transferred: (a) to Daimler, a 50.1% equity interest in the outstanding shares of AFCC, an undivided half interest in our intellectual property rights principally used for propulsion systems in cars, vans, trucks and buses ("Automotive Propulsion Applications") (such intellectual property rights being referred to as "Automotive Intellectual Property Rights"), and $36.2 million, as well as providing Daimler with a licence to use certain of its intellectual property rights; and (b) to Ford, a 30.0% equity interest in the outstanding shares of AFCC, the remaining undivided half interest in our Automotive Intellectual Property Rights, and $21.8 million, as well as providing Ford with a licence to use certain of its intellectual property rights.

As a result of the foregoing, we hold a 19.9% equity interest in AFCC. In addition, under the AFCC Transaction, we retained the right to continue to develop fuel cell modules for large buses (other than Daimler and Ford branded large buses), as well as shuttle buses in Canada for use by transit authorities.

In exchange, Daimler transferred to us 21,392,598 common shares and 50 Class A shares in the capital of DBF Pref Shareholdings Inc. ("DBF", an entity jointly owned by Ballard, Daimler and Ford) (collectively representing Daimler’s entire direct and indirect equity interest in Ballard), and Ford transferred to us 12,868,700 common shares and 50 Class C shares in the capital of DBF (collectively representing Ford’s entire direct and indirect equity interest in Ballard). We valued the shares being returned by Daimler and Ford to us at $173.9 million.  In addition, Daimler and Ford provided initial funding to AFCC of $118 million for engineering, development and testing work.

   Employee Transfers

We transferred to AFCC 112 personnel primarily involved in our automotive fuel cell business (the "Transferred Employees"), representing approximately 20% of our personnel.  In order to make the transfer of the Transferred Employees from Ballard to AFCC as seamless as possible, we continue to honour all equity-based, long-term compensation previously issued to such Employees by us, for so long as the Transferred Employee remains an employee of AFCC.  In order to honour such equity-based, long-term compensation, Ballard’s share option plans, share distribution plans and restricted share unit plan were amended by resolution of the Board.  In the future, however, we will not issue further options or restricted share units (the "RSUs") to the Transferred Employees.

   Termination of Automotive Alliance

Following the AFCC Transaction, we are no longer directly involved in automotive fuel cell research and development. As a result, we entered into a termination agreement with Daimler and Ford dated January 31, 2008 (the "Termination Agreement") under which we terminated the Amended and Restated Fourth Alliance Agreement between Ballard, Daimler, Ford and DBF dated February 15, 2007 (the "Fourth Alliance Agreement").  Under the Termination Agreement, the only aspects of the Fourth Alliance Agreement that survived the termination are: (a) Ballard’s non-competition obligations in favour of NuCellSys, which continue on substantially the same terms as previously under a new agreement between Ballard, Daimler, Ford and NuCellSys dated January 31, 2008, since Ballard received the consideration for this non-competition obligation from Daimler and Ford in 2005; and (b) Ballard’s right to acquire fuel cell intellectual property rights developed by Daimler or Ford prior to the termination of the Fourth Alliance Agreement, which continues under the shareholders’ agreement entered into by Ballard, Daimler, Ford and AFCC dated January 31, 2008.

   Amendment of Articles

In connection with the termination of the Fourth Alliance Agreement and the return by Daimler and Ford to Ballard of their entire equity interest in Ballard, Daimler and Ford lost their right to appoint nominees to the Ballard’s Board and the right of those nominees to exercise certain special approval rights in respect of certain fundamental matters, such as: (a) our annual business plan; (b) any significant proposed acquisition, disposition or borrowing not set out in our annual business plan; and (c) fundamental corporate changes such as an amalgamation, arrangement or reorganization. In order to terminate such rights, we amended our articles to eliminate the Class A common shares and Class B common shares from our authorized capital.  Ballard’s shareholders approved this change by special resolution on January 25, 2008.

   Arrangements with respect to AFCC

The 19.9% equity interest we retained in AFCC is subject to a purchase agreement with Ford, Daimler and AFCC dated January 31, 2008 (the "Share Purchase Agreement") under which Ballard may require Ford to purchase its equity interest in AFCC on or after January 31, 2013 for $65 million (plus interest accruing at LIBOR rates), provided that: (a) at our request, such purchase will occur on an earlier date specified by us in the event of: (i) a change of control of Daimler, Ford or AFCC; (ii) Daimler, Ford or AFCC being subject to insolvency or bankruptcy proceedings; or (iii) AFCC being the subject of a significant reorganization; or (b) at Ford’s request, such purchase will occur on an earlier date specified by Ford in the event of: (i) a change of control of Ballard; or (ii) Ballard being subject to insolvency or bankruptcy proceedings.

While we can accelerate Ford’s obligation to purchase our interest in AFCC in circumstances in which Ford becomes insolvent or bankrupt, in such circumstances our ability to enforce this obligation would be subject to the limitations on creditor’s rights under applicable bankruptcy and insolvency legislation and Ford’s remaining resources, the combination of which could result our being unable to make any recovery.

In addition, Ford has the right, subject to the consent of Daimler, to purchase our equity interest in AFCC at any time to prevent another automotive manufacturer from obtaining an ownership interest in AFCC.  Under such circumstances, the price paid by Ford to Ballard will be the greater of the base price set out above and a proportionate share of any higher price to be paid by such automotive manufacturer.

On December 21, 2009, we closed an agreement with a financial institution to monetize our rights under the Share Purchase Agreement with Ford relating to our 19.9% equity interest in AFCC.  We received total gross proceeds of approximately $44.5 million: $37 million was paid on closing and a further contingent payment of $7.5 million is due on or before January 31, 2013.  Ballard's receipt of the contingent payment is subject to the financial institution's rights in the transaction remaining unsubordinated. As part of the monetization agreement, Ballard pledged its shares in AFCC and assigned its right to "put" or sell those shares to Ford for $65 million plus interest after January 31, 2013.  The value of the monetization of the agreement with a financial institution was determined based on a number of variables, including Ford's cost of borrowing, expected LIBOR, time remaining to the Share Purchase Agreement's maturity date and general market and other conditions.  All required approvals from Daimler, Ford and AFCC were received prior to the closing of the transaction.  Ballard's intellectual property rights, as described below, are unaffected by this transaction.

Pending completion of the purchase of our interest in AFCC under the Share Purchase Agreement, our rights and obligations with respect to AFCC are set out in a shareholders agreement with Daimler, Ford and AFCC dated January 31, 2008 (the "AFCC Shareholders’ Agreement").  Under the AFCC Shareholders’ Agreement, while we remain a shareholder of AFCC: (a) we have no obligation to fund any of AFCC’s operating expenses; (b) we are entitled to appoint one director to AFCC’s board of directors (provided that we hold more than 7.5% of the issued and outstanding shares in AFCC); (c) we will not compete with Daimler, Ford or AFCC in fuel cells or fuel cell systems for Automotive Propulsion Applications, except for shuttle buses in Canada and large bus applications world-wide (other than Daimler and Ford branded buses); (d) Daimler, Ford and AFCC will not compete with us in fuel cells or fuel cell systems for non-Automotive Propulsion Applications ("Non-Automotive Applications"), except for auxiliary power units for use in automobiles and European Aeronautic Defence and Space Company aircraft; (e) we will not solicit the employees of Daimler, Ford or AFCC; and (f) Daimler, Ford and AFCC will not solicit our employees.

For a period of 18 months starting from January 31, 2008, we will not hire employees of AFCC and AFCC will not hire employees of Ballard.

    Treatment of Intellectual Property

In addition to the transfer of our Automotive Intellectual Property Rights to Daimler and Ford, we entered into a number of arrangements relating to intellectual property in connection with the AFCC Transaction:

(a)
NuCellSys transferred to us the intellectual property, which is fundamental to both Automotive Propulsion Applications and Non-Automotive Applications (such intellectual property rights being referred to as "Fundamental Intellectual Property Rights") and the intellectual property used in Non-Automotive Applications ("Non-Automotive Intellectual Property Rights") that was jointly owned by us.  Pursuant to a licence agreement with NuCellSys dated January 31, 2008, (the "NuCellSys Licence Agreement") NuCellSys granted to us a non-

exclusive, worldwide, royalty-free, sublicensable licence to use all of its existing intellectual property for Non-Automotive Applications.

(b)
Under the terms of a "Master Licence Agreement" and a "Fundamental Master Licence Agreement" each between Ballard, Daimler and Ford and dated January 31, 2008, Ballard granted to each of Daimler and Ford a non-exclusive, world-wide, royalty-free licence to use Ballard’s Fundamental Intellectual Property Rights and its Non-Automotive Intellectual Property Rights for Automotive Propulsion Applications and each of Daimler and Ford granted Ballard a non-exclusive, world-wide, royalty-free licence to use their Automotive Intellectual Property Rights for Non-Automotive Applications.

(c)
Under the terms of an "Improvements Licence Agreement" and a "Fundamental Improvement Licence Agreement" each between Ballard, Daimler and Ford and dated January 31, 2008, Ballard granted to each of Daimler and Ford a non-exclusive, world-wide, royalty-free licence to use all of the intellectual property relating to fuel cells developed by Ballard while it is a shareholder of AFCC for use in Automotive Propulsion Applications and each of Daimler and Ford granted Ballard a non-exclusive, world-wide, royalty-free licence to use all of the intellectual property relating to fuel cells developed, directly or indirectly, by either of them while Ballard is a shareholder of AFCC for use in Non-Automotive Applications.

In the event the bankruptcy of an owner or licensor of intellectual property rights, there is some uncertainty as to the survival of licence rights under Canadian bankruptcy law.  Therefore, in order to protect the licence rights of Daimler and Ford in respect of the Fundamental Intellectual Property Rights in the limited event of our bankruptcy or insolvency, we transferred substantially all of our Fundamental Intellectual Property Rights, and agreed to transfer all improvements thereto made while we are a shareholder of AFCC, to a new corporate entity, IP Holdings.  We then entered into a licence agreement with IP Holdings dated January 31, 2008 (the "Fundamental Licence Agreement") evidencing our exclusive right to use such Fundamental Intellectual Property Rights and improvements thereto for Non-Automotive Applications. In addition, we covenanted not to enter into any joint development arrangements with third parties, unless our interest in any improvements to the Fundamental Intellectual Property Rights arising out of such arrangements are either transferred to IP Holdings or, at a minimum, are licensed to IP Holdings (with a right to sublicence to Daimler and Ford).  We provided Daimler and Ford each with a 33% voting, non-participating interest in IP Holdings, retained a 34% voting interest and a 100% participating interest in IP Holdings, and entered into an unanimous shareholders’ agreement with IP Holdings dated January 31, 2008 (the "IP Holdings Shareholders’ Agreement") to ensure that IP Holdings will not take any action that would place the licence rights of any of the parties at risk. Under the IP Holdings Shareholders’ Agreement, IP Holdings may not take any decision or action without the unanimous approval of its shareholders, other than holding the Fundamental Intellectual Property Rights and any improvements thereto.  Ballard has the sole right to protect and enforce the Fundamental Intellectual Property Rights transferred to IP Holdings.

   Service Arrangements with AFCC

We entered into a number of arrangements with AFCC in order to enable it to carry on business: (a) we lease or license to AFCC, on a cost-recovery basis, 40,000 square feet of space in our facilities in Burnaby, British Columbia for use by the Transferred Employees; (b) we provide AFCC with key testing and engineering services on a profitable basis; (c) we sell products to AFCC at prices intended to produce a positive margin; and (d) we provide AFCC with certain administrative services on a profitable basis.  Our service agreements may be terminated by AFCC with six-months notice.

Detailed Description of the Superior Plus Transaction and Associated Material Contracts

We entered into an arrangement agreement dated October 30, 2008 with Superior Plus (the "Arrangement Agreement"), which specified the parties’ respective obligations with respect to the Superior Plus Transaction.  That transaction was implemented by way of a statutory plan of arrangement under section 192 of the Canada Business Corporations Act, whereby Ballard caused its entire business and operations, including all assets and liabilities, to be transferred to a new corporate entity, such that the new corporate entity now has all of the same assets, liabilities, directors, management and employees as Ballard formerly had under its old corporate entity, except for its tax attributes.  Under the arrangement, Ballard shareholders exchanged their common shares in the capital of the old corporate entity for common shares in the capital of the new corporate entity on a one-for-one basis, and Superior Plus obtained 100% of the common shares in the capital of Ballard’s old corporate entity.  Ballard received a cash payment of approximately C$46.3 million (C$41 million net of expenses) in consideration for allowing Superior Plus to use its old corporate entity as the vehicle to complete its conversion from an income trust to a corporation.  Following completion of the Superior Plus Transaction, Ballard continued to carry on its business operations as a public entity, and retained all the rights it previously held to related intellectual property.

The Superior Plus Transaction was completed through: (a) the cancellation of all existing DSUs and RSUs without payment for consideration; (b) Superior Plus’ loan of C$46,319,148 to Ballard on a demand interest bearing basis; (c) the transfer of all of Ballard’s assets to a wholly-owned subsidiary company ("Subco") in consideration for

Subco issuing to Ballard 100,000,000 common shares in the capital of Subco and the assumption of all of Ballard’s liabilities, except for the repayment of the C$46.3 million loan from Superior Plus; (d) the exchange of all common shares in the capital of Ballard’s old corporate entity for common shares in the capital of Ballard’s new corporate entity; (e) the adoption by Ballard’s new corporate entity of Share Incentive Plans substantially similar to the share incentive plans of Ballard’s old corporate entity that existed prior to the Superior Plus Transaction; (f) the grant of new DSUs and RSUs by Ballard’s new corporate entity to those securityholders whose previous DSUs and RSUs were cancelled in connection with the Superior Plus Transaction; (g) the exchange of options to purchase common shares in the capital of Ballard’s old corporate entity for substantially similar options to purchase common shares in the capital of Ballard’s new corporate entity;  (h) the alteration of the authorized capital of Ballard’s old corporate entity to amend the rights attached to its common shares such that the shares are redeemable at the option of Ballard for shares in Subco on a one-for-one basis, and to create a new class of ordinary common shares (the "New Superior Shares"); (i) the transfer by Superior Plus of all of its assets, including the right to receive repayment of the C$46.3 million loan, to Ballard’s old corporate entity in exchange for the assumption of Superior Plus’ liabilities and 88,378,194 New Superior Shares; (j) the redemption of all of Superior Plus’ outstanding trust units; (k) the redemption of all of the outstanding shares in the capital of Ballard’s old corporate entity, with the redemption price paid to the sole shareholder, Ballard’s new corporate entity, by the distribution of common shares in the capital of Subco on a one-for-one basis; (l) the cancellation of any shares in the capital of Ballard’s new corporate entity held by dissenting shareholders; (m) the liquidation of Subco and the distribution of all of its assets, including the proceeds of the C$46.3 million loan to, and the assumption of all of its liabilities by Ballard’s new corporate entity; (n) the name change of Ballard’s old corporate entity from "Ballard Power Systems Inc." to "Superior Plus Corp.", which will carry on business as a successor to Superior Plus; and (o) the name change of Ballard’s new corporate entity from "7076991 Canada Inc." to "Ballard Power Systems Inc.", which will carry on business as a successor to Ballard.

The purpose of the Superior Plus Transaction was to obtain non-dilutive financing for Ballard.  In addition to the increase in both Ballard’s cash reserves and shareholders’ equity of approximately C$41 million, the Superior Plus Transaction allowed Ballard to step up the Canadian tax basis in its assets, which may be applied towards sheltering future taxable income.

Stock Exchange Listings

Following the completion of the Superior Plus Transaction, and the satisfaction of certain requirements of the TSX and NASDAQ, Ballard’s common shares continue to be listed and trade on the TSX under the symbol "BLD" and on the NASDAQ under the symbol "BLDP".

   Security Certificates

Following the completion of the Superior Plus Transaction, the existing certificates representing common shares in the capital of Ballard’s old corporate entity, options to purchase common shares in the capital of Ballard’s old corporate entity, and DSUs and RSUs issued under the share incentive plans of Ballard’s old corporate entity, continue to represent common shares in the capital of Ballard’s new corporate entity, options to purchase common shares in the capital of Ballard’s new corporate entity, and DSUs and RSUs issued under the Share Incentive Plans of Ballard’s new corporate entity, respectively.  Therefore, Ballard securityholders do not need to take any action to replace their certificates for Ballard’s common shares, options to purchase common shares, DSUs or RSUs.

   Indemnification Arrangements

We entered into an indemnification agreement with Superior Plus dated December 31, 2008 (the "Indemnity Agreement"), which specifies the parties’ respective continuing indemnification obligations to the other.  The Indemnity Agreement provides that we are liable to Superior Plus for all Losses (as defined in the Indemnity Agreement) which it may suffer, sustain, pay or incur, and we will indemnify and hold Superior Plus harmless from and against all Losses which may be brought against or suffered by Superior Plus or which Superior Plus may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with:

(a)
any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of Ballard which occurred prior to the Effective Time (as defined in the Indemnity Agreement);

(b)
any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of Ballard which occur on or after the date of the Indemnity Agreement; and

(c)
any breach (including any failure or inaccuracy) of any of the representations and warranties of Ballard under the Arrangement Agreement, or any failure of Ballard to perform or observe any covenant or agreement to be performed by it under the Arrangement Agreement, excluding any Losses which Superior Plus may suffer, sustain, pay or incur, relating to or based upon the existence or availability of Superior

Plus’ Tax Pools (as defined in the Indemnity Agreement), other than as a result of fraud or wilful misrepresentation.

The Indemnity Agreement also provides that Superior Plus will be liable to the Corporation for all Losses which the Corporation may suffer, sustain, pay or incur and will indemnify and hold the Corporation harmless from and against all Losses which may be brought against or suffered by the Corporation or which the Corporation may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with any breach (including any failure or inaccuracy) of any of the representations and warranties of Superior Plus under the Arrangement Agreement, or any failure of Superior Plus to perform or observe any covenant or agreement to be performed by it under the Arrangement Agreement.

The Indemnity Agreement does not contain any limit on the amount of the claims that can be indemnified nor is there any threshold before indemnification is provided. In addition, the Indemnity Agreement specifically extends the limitation period within which a party is entitled to make a claim under the Indemnity Agreement to two years after the notice of claim with respect to such obligation was given.  However, with the exception of certain limited adjustments to address differences in the amount of specific Tax Pools of Ballard, which is described below, the indemnification provisions of the Indemnity Agreement do not provide indemnification to Superior Plus in respect of the amount or the availability of the Tax Pools.

The Indemnity Agreement also provides for certain compensation payments to be made by Ballard and Superior Plus depending on the final determination of the amount of certain Tax Losses (as defined in the Indemnity Agreement) of Ballard to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement Agreement was executed or to the extent that such Tax Pools are used to reduce Ballard’s income, taxable income, or income taxes for any period ending at any time at or before the completion of the Arrangement.  Ballard’s obligations under the Indemnity Agreement relating to NCL Obligations (as defined in the Indemnity Agreement) are limited to an aggregate of C$7,350,000 with a threshold amount of C$500,000 before there is an obligation to make a compensation payment.

The Indemnity Agreement provides detailed procedures for claims under the Indemnity Agreement, which, provided Ballard acknowledges liability under the Indemnity Agreement with respect to such matter, gives Ballard the right to elect to take carriage and control of the dispute process relating to such claims.

RISK FACTORS

An investment in our common shares involves risk.  Investors should carefully consider the risks described below and the other information contained in, and incorporated into, this Annual Information Form, including "Management’s Discussion and Analysis" and our financial statements for the year ended December 31, 2009.  The risks and uncertainties described below are not the only ones we face.  Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.

We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

We cannot guarantee that we will be able to develop commercially viable fuel cell products on the timetable we anticipate, or at all. The commercialization of our fuel cell products requires substantial technological advances to improve the durability, reliability, cost and performance of these products, and to develop commercial volume manufacturing processes for these products. We cannot guarantee that we will be able to internally develop the technology necessary for commercialization of our fuel cell products or that we will be able to acquire or license the required technology from third parties.  In addition, before we release any product to market, we subject it to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which are beyond our control.  If these field tests reveal technical defects or reveal that our products do not meet performance goals, including useful life, reliability and durability, our commercialization schedule could be delayed, and potential purchasers may decline to purchase our products.

We may become subject to product liability lawsuits, which could result in significant expense to us, adversely affecting our resources and the development of sales of our products, and thereby delaying the commercialization of our products.

The commercialization of our fuel cell products also depends upon our ability to significantly reduce the costs of these products, since they are currently more expensive than products based on existing technologies, such as ICEs and batteries.  We may not be able to sufficiently reduce the cost of these products without reducing their performance, reliability and durability, which would adversely affect the willingness of consumers to buy our products.

We expect our cash reserves will be reduced due to future operating losses, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

We expect to incur continued losses over the next several years.  If we are unable to successfully implement our business plan, our cash requirements may increase and we may find it difficult to raise additional funding.  We expect our cash reserves will be reduced due to future operating losses, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

We may not be able to successfully execute our business plan.

The execution of our business plan poses many challenges and is based on a number of assumptions.  We may not be able to successfully execute our business plan.  In addition, we cannot guarantee that we will be able to leverage our relationships with suppliers for the development of our technology.  If we experience significant cost overruns on our programs, or if our business plan is more costly than we anticipate, certain research and development activities may be delayed or eliminated, resulting in changes or delays to our commercialization plans, or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan.  We cannot predict with certainty our future revenues or results from our operations.  If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well.  In addition, we may consider expanding our business beyond what is currently contemplated in our business plan.  Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt.  If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.

We expect our revenues and operating results to vary significantly from quarter to quarter.  As a result, quarter-to-quarter comparisons of our revenues and operating results may not be meaningful.  Due to the stage of development of our business, it is difficult to predict our future revenues or results of operations accurately.  We are also subject to normal operating risks such as credit risks, foreign currency risks and fluctuations in commodity prices.  As a result, it is possible that in one or more future quarters, our operating results may fall below the expectations of investors and securities analysts.  Not meeting investor and security analyst expectations may materially and adversely impact the trading price of our common shares, and restrict our ability to secure required funding to pursue our commercialization plans.

Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

Our revenues are affected by fluctuations in the exchange rate between the Canadian dollar and the United States dollar.  We generate approximately 90% of our revenues in United States dollars while approximately 60% of our operating expenses, cost of revenues and capital expenditures are in Canadian dollars.  As a result, any decrease in the value of the United States dollar relative to the Canadian dollar reduces the amount of Canadian dollar revenues we realize on sales, without a corresponding decrease in expenses.  Exchange rate fluctuations are beyond our control, and the United States dollar may depreciate against the Canadian dollar in the future, which would result in lower revenues and margins.  In order to reduce the potential negative effect of a weakening United States dollar, we have entered into various hedging programs.  However, if the Canadian dollar increases in value, it will negatively affect our financial results and our competitive position compared to other fuel cell product manufacturers in jurisdictions where operating costs are lower.

Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

Commodity prices, in particular the price of platinum, affect our costs.  Platinum is a key component of our fuel cell products.  Platinum is a scarce natural resource and we are dependent upon a sufficient supply of this commodity.  While we do not anticipate significant near or long-term shortages in the supply of platinum, such shortages could adversely affect our ability to produce commercially viable fuel cell products or significantly raise our cost of producing such products.  In order to reduce the impact of platinum price fluctuations, we have entered into various hedging programs.

A mass market for our products may never develop or may take longer to develop than we anticipate.

Our fuel cell products represent emerging markets, and we do not know whether end-users will want to use them in commercial volumes.  The development of a mass market for our fuel cell products may be affected by many factors, some of which are beyond our control, including the emergence of newer, more competitive technologies and products, the cost of fuels used by our products, regulatory requirements, consumer perceptions of the safety of our products and related fuels, and end-user reluctance to buy a new product.

If a mass market fails to develop, or develops more slowly than we anticipate, we may never achieve profitability.  In addition, we cannot guarantee that we will continue to develop, manufacture or market our products if sales levels do not support the continuation of the product.

We have limited experience manufacturing fuel cell products on a commercial basis.

To date, we have focused primarily on research and development, and have limited experience manufacturing fuel cell products on a commercial basis.  To meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our products, we will have to produce our fuel cell products through high volume automated processes.  These large-scale, automated processes will require significant advances in manufacturing technology.  We do not know whether or when we will be able to develop the manufacturing technology necessary to achieve efficient, high-volume, low-cost manufacturing capability and processes.  Moreover, developing these processes will require substantial capital, and we do not know whether we will be able to secure sufficient funding on terms acceptable to us.  Our failure to develop such manufacturing processes and capabilities could have a material adverse effect on our business and financial results.

We are dependent on third party suppliers for the supply of key materials and components for our products.

We have established relationships with third party suppliers, on whom we rely to provide materials and components for our products.  A supplier’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture our products.  To the extent that the processes that our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, which could adversely affect our ability to produce viable fuel cell products or significantly raise our cost of producing such products.

We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products.

To be commercially useful, our fuel cell products must be integrated into products manufactured by Systems Integrators and OEMs.  We can offer no guarantee that Systems Integrators or OEMs will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our fuel cell products.  Any integration, design, manufacturing or marketing problems encountered by Systems Integrators or OEMs could adversely affect the market for our fuel cell products and our financial results.

Global economic conditions are beyond our control and may have an adverse impact on our business or our key suppliers and/or customers.

Current global economic conditions may adversely affect the development of sales of our products, and thereby delay the commercialization of our products.  Customers and/or suppliers may not be able to successfully execute their business plans; product development activities may be delayed or eliminated; new product introduction may be delayed or eliminated; end-user demand may decrease; and some companies may not continue to be commercially viable.

Public policy and regulatory changes could hurt the market for our products.

Changes in existing government regulations and the emergence of new regulations with respect to fuel cell products may hurt the market for our products.  Environmental laws and regulations in the United States and other countries have driven interest in fuel cells.  The deregulation of the electric utility industry in Japan and elsewhere has created market opportunities for our fuel cell products in the power generation market.  We cannot guarantee that these laws and policies will not change.  Changes in these laws and other laws and policies, or the failure of these laws and policies to become more widespread, could result in manufacturers abandoning their interest in fuel cell products or favouring alternative technologies.  In addition, as fuel cell products are introduced into our target markets, the United States government and other governments may impose burdensome requirements and restrictions on the use of fuel cell products that could reduce or eliminate demand for some or all of our products.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing intellectual property could seriously harm our business and prospects because we believe that developing new products that are unique to us is critical to our success.  We rely on patent, trade secret, trademark and copyright laws to protect our intellectual property.  However, some of our intellectual property is not covered by any patent or patent application, and the patents to which we currently have rights expire between 2010 and 2026.  Our present or future-issued patents may not protect our technological leadership, and our patent portfolio may not continue to grow at the same rate as it has in the past.  Moreover, our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  Accordingly, there is no assurance that: (a) any of the patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or (b) any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all. In addition, effective patent, trade secret, trademark and copyright protection may be unavailable, limited or not applied for in certain countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees.  We can provide no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain of our intellectual property have been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors.  If necessary or desirable, we may seek further licences under the patents or other intellectual property rights of others.  However, we may not be able to obtain such licences or the terms of any offered licences may not be acceptable to us.  The failure to obtain a licence from a third party for intellectual property we use could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products.

We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights.  Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour.  In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to: (a) pay substantial damages; cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property; (b) expend significant resources to develop or acquire non-infringing intellectual property; (c) discontinue processes incorporating infringing technology; or (d) obtain licences to the infringing intellectual property.

We may not be successful in such development or acquisition or that such licences would be available on reasonable terms.  Any such development, acquisition or licence could require the expenditure of substantial time and other resources, and could have a material adverse effect on our business and financial results.

We currently face and will continue to face significant competition.

As fuel cell products have the potential to replace existing power products, competition for our products will come from current power technologies, from improvements to current power technologies, and from new alternative energy technologies, including other types of fuel cells.  Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers.  These manufacturers use proven and widely accepted technologies such as ICEs and batteries as well as coal, oil and nuclear powered generators.

Additionally, there are competitors working on developing technologies other than PEM fuel cells (such as other types of fuel cells and advanced batteries) in each of our targeted markets.  Some of these technologies are as capable of fulfilling existing and proposed regulatory requirements as the PEM fuel cell.

Within the PEM fuel cell market, we also have a large number of competitors.  Across the world, corporations, national laboratories and universities are actively engaged in the development and manufacture of PEM fuel cell products and components.  Each of these competitors has the potential to capture market share in each of our target markets.

Many of our competitors have substantial financial resources, customer bases, manufacturing, marketing and sales capabilities, and businesses or other resources, which give them significant competitive advantages over us.

We could lose or fail to attract the personnel necessary to run our business.

Our success depends in large part on our ability to attract and retain key management, engineering, scientific, marketing, manufacturing and operating personnel.  As we develop additional manufacturing capabilities and expand the scope of our operations, we will require more skilled personnel.  Recruiting personnel for the fuel cell industry is highly competitive.  We may not be able to continue to attract and retain qualified executive, managerial and technical personnel needed for our business.  Our failure to attract or retain qualified personnel could have a material adverse effect on our business.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage.  Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all.  Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety.  These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future.  Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures.  If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us.  Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

Our products use flammable fuels, which could subject our business to product liability claims.

Our business exposes us to potential product liability claims that are inherent in hydrogen and products that use hydrogen.  Hydrogen is a flammable gas and therefore a potentially dangerous product.  Any accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for our fuel cell products.  In addition, we may be held responsible for damages beyond the scope of our insurance coverage.  We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

ADDITIONAL INFORMATION

Additional information regarding Ballard may be found on SEDAR at www.sedar.com.  In particular, additional information regarding directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under security compensation plans is contained in our information circular for our most recent annual meeting of securityholders that involved the election of directors.  Additional financial information is provided in our financial statements and Management’s Discussion and Analysis for the most recently completed financial year.

Copies of this Annual Information Form and the documents incorporated by reference herein, our comparative financial statements (including the auditors’ report) for the year ended December 31, 2009, each interim financial statement issued after December 31, 2009, our management proxy circular and our Annual Report may be obtained upon request from our Corporate Secretary, 9000 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8, or on our website at www.ballard.com.

APPENDIX "A"
BOARD OF DIRECTORS MANDATE

Purpose

The board of directors (the "Board") is responsible for the overall corporate governance of the Corporation.  It oversees and directs the management of the Corporation’s business and affairs.  In doing so, it must act honestly, in good faith, and in the best interests of the Corporation.  The Board guides the Corporation’s strategic direction, evaluates the performance of the Corporation’s executive officers, monitors the Corporation’s financial results, and is ultimately accountable to the Corporation’s shareholders, employees, customers, suppliers, and regulators. Board members are kept informed of the Corporation’s operations at meetings of the Board and its committees, and through reports and analyses by, and discussions with, management.  The Board manages the delegation of decision-making authority to management through Board resolutions under which management is given authority to transact business, but only within specific limits and restrictions.  In this Mandate, the "Corporation" means Ballard Power Systems Inc. and a "director" means a Board member.

COMPOSITION

A)	As stated in the Articles of the Corporation, the Board will be composed of no fewer than five and no more than fifteen directors.

B)	The Board will have a majority of independent directors.

C)	The Board will appoint its own Chair.

MEETINGS

D)	Meetings of the Board will be held as required, but at least four times a year.

E)
The Board will appoint its own Secretary, who need not be a director.  The Secretary, in conjunction with the Chair of the Board, will draw up an agenda, which will be circulated in advance to the members of the Board along with the materials for the meeting.  The Secretary will be responsible for taking and keeping the Board’s meeting minutes.

F)	As set out in the By-laws of the Corporation, meetings will be chaired by the Chair of the Board, or if the Chair is absent, by a member chosen by the Board from among themselves.

G)
If all directors consent, and proper notice has been given or waived, a director or directors may participate in a meeting of the Board by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in such a meeting by any such means is deemed to be present at that meeting.

H)	The Board will conduct an in-camera session excluding management at the end of each Board meeting.

I)	A majority of directors constitute a quorum.

J)
All decisions made by the Board may be made at a Board meeting or evidenced in writing and signed by all Board members, which will be fully effective as if it had been made or passed at a Board meeting.

DUTIES AND RESPONSIBILITIES

K)	Selection of Management

The Board is responsible for appointing the Chief Executive Officer ("CEO"), for monitoring and evaluating the CEO’s performance, and approving the CEO’s compensation.  Upon recommendation of the CEO and the Management Development, Nominating & Compensation Committee, the Board is also responsible for appointing  all officers.   The Board also ensures that adequate plans are in place for management development and succession and conducts an annual review of such plans.

L)	Corporate Strategy

The Board is responsible for reviewing and approving the Corporation’s corporate mission statement and corporate strategy on a yearly basis, as well as determining the goals and objectives to achieve and implement the corporate strategy, while taking into account, among other things, the opportunities and risks of the business.  Each year, the Board meets for a strategic planning session to set the plans for the upcoming year.  In addition to the general management of the business, the Board expects management to achieve the corporate goals set by the Board, and the Board monitors throughout the year the progress made against these goals.

In addition, the Board approves key transactions, which have strategic impact to the Corporation, such as acquisitions, key collaborations, key supply arrangements, and strategic alliances. Through the delegation of signing authorities, the Board is responsible for setting out the types of transactions that require approval of the Board before completion.

M)	Fiscal Management and Reporting

The Board monitors the financial performance of the Corporation and must ensure that the financial results are reported: (a) to shareholders and regulators on a timely and regular basis; and (b) fairly and in accordance with generally accepted accounting principles.  The Board must also ensure that all material developments of the Corporation are disclosed to the public on a timely basis in accordance with applicable securities regulations.  In the spring of each year, the Board reviews and approves the Annual Report, which is sent to shareholders of the Corporation and describes the achievements and performance of the Corporation for the preceding year.

N)	Legal Compliance

The Board is responsible for overseeing compliance with all relevant policies and procedures by which the Corporation operates and ensuring that the Corporation operates at all times in compliance with all applicable laws and regulations, and to the highest ethical and moral standards.

O)	Statutory Requirements

The Board is responsible for approving all matters, which require Board approval as prescribed by applicable statutes and regulations, such as payment of dividends and issuances of shares.  Management ensures that such matters are brought to the attention of the Board as they arise.

P)	Formal Board Evaluation

The Board, through a process led by the Corporate Governance Committee, conducts an annual evaluation and review of the performance of the Board, Board committees, and the Chair of the Board.  The Corporate Governance Committee reviews the results of such evaluation and together with the Chair of the Board, discusses potential ways to improve Board effectiveness.  The Corporate Governance Committee discusses the results of the evaluation and the recommended improvements with the full Board.  The Board also sets annual effectiveness goals and tracks performance against those goals.  In addition, each individual director’s performance is evaluated and reviewed regularly.

Q)	Risk Management

The Board is responsible for identifying the Corporation’s principal risks and ensuring the implementation of appropriate systems to manage these risks.  The Board is also responsible for the integrity of the Corporation’s internal controls and management information systems.

R)	External Communications

The Board is responsible for overseeing the establishment, maintenance and annual review of the Corporation’s external communications policies which address how the Corporation interacts with analysts and the public and which also contain measures for the Corporation to avoid selective disclosure.  The Board is responsible for establishing a process for receiving shareholder feedback.  This is achieved through a semi-annual presentation of an investor relations report, which contains a summary of the feedback and common enquiries received from shareholders, as well as a Board e-mail address, which has been set up for the public to submit messages to the Board.

APPENDIX "B"
DIRECTOR TERMS OF REFERENCE

MANDATE

In carrying out his or her responsibilities as a member of the board of directors, each director owes a fiduciary duty to Ballard and must ensure that he or she:

A)	acts honestly and in good faith with a view to the best interests of Ballard; and

B)	exercises the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

DUTIES AND RESPONSIBILITIES

In carrying out his or her mandate as a director, each director must:

A)	maintain confidentiality of all information which is learned in his or her capacity as a director;

B)	exercise good judgment and act with integrity;

C)	avoid conflicts of interest;

D)	disclose contracts or arrangements in which the director has an interest;

E)	be an available resource to management and the rest of the board;

F)	ensure that Ballard operates according to best practices;

G)	support and encourage legal, ethical and credible business practices;

H)	act and function independently of management; and

I)	be available for communications with the Chairman and/or CEO between meetings.

To promote the effectiveness of Board and committee meetings, each director must:

A)	prepare for such meetings by reviewing the materials sent out in advance of the meeting;

B)	attend each meeting, whenever possible;

C)	be in attendance for the full duration of the meeting, whenever possible;

D)	have acquired adequate information necessary for decision making;

E)	participate fully and frankly in deliberations and discussions during the meeting;

F)	encourage free and open discussion of the affairs of Ballard by the board members; and

G)	question senior management appropriately regarding strategy, operations and results.

In order to be able to make well-informed decisions, each director must:

A)	remain knowledgeable about Ballard’s products and industry;

B)	develop a thorough understanding of Ballard’s role in the industry and the community;

C)	maintain an understanding of the regulatory, business, social and political environments in which Ballard operates;

D)	maintain an understanding of current professional development matters affecting public company boards and the role of corporate directors generally; and

E)	remain knowledgeable about Ballard’s facilities and visit them when appropriate.

APPENDIX "C"
AUDIT COMMITTEE MANDATE

Purpose

The purpose of the Audit Committee (the "Committee") is to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and the public, the systems of corporate controls which management and the board of directors have established, and overseeing the audit process.  The Committee also is mandated to review and approve all related party transactions, as further described below under "Duties and Responsibilities", other than those related party transactions in respect of which the board has delegated review to a special committee of independent directors.

In this Mandate, the "Corporation" means Ballard Power Systems Inc. and a "director" means a board member.

More specifically the purpose of the Committee is to satisfy itself that:

A)
the Corporation’s annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend approval of the annual financial statements to the board;

B)
the financial information contained in the Corporation’s quarterly financial statements, Annual Report to Shareholders and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form, Management Proxy Circular and information contained in any prospectus is complete and accurate in all material respects and to recommend to the board approval of these materials other than the quarterly financial statements for which approval authority has been delegated to the Committee hereunder;

C)
the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks;

D)
the external audit function has been effectively carried out and that any matter which the external auditors wish to bring to the attention of the Committee or board of directors has been addressed. The Committee is also responsible for recommending the appointment (for approval by the shareholders at the Corporation’s annual meeting of shareholders) of, and overseeing the external auditors, monitoring the external auditors’ qualifications and independence, pre-approving all substantive audit services and non-audit services performed by the external auditors, and determining the appropriate level of remuneration for the external auditors. The external auditors will report directly to the Audit Committee;

E)	management has established and is maintaining processes to assure compliance by the Corporation with all applicable laws, regulations and corporate policies;

F)
the internal audit function is being effectively carried out, that the Committee is meeting with the internal auditor (or persons responsible for the function) as necessary, and that any matter which the internal auditor wishes to bring to the attention of the Committee or board of directors has been addressed;

G)	the related party transactions being reviewed by the Committee are in the best interests of the Corporation; and

H)	it has engaged any necessary independent counsel or other advisors in fulfilling its duties and responsibilities, as set forth in this Mandate.

Composition and Eligibility

A)
Following each annual meeting of shareholders of the Corporation, the board will appoint from its members not less than three directors to serve on the Committee.  Each member of the Committee must meet the independence and expertise requirements for audit committees imposed by any listing standards of NASDAQ or requirements of the Canadian securities regulatory authorities under National Instrument 52-110, any applicable statutes, or applicable rules or regulations of the U.S. Securities Exchange Commission.

B)
Any member may be removed or replaced at any time by the board and will cease to be a member upon ceasing to be a director of the Corporation.  Each member will hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced whichever occurs first.

C)	The Committee will appoint the Committee Chair.

D)
All members of the Committee must have working familiarity with basic finance and accounting practices, and be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement at the time of their appointment.

E)
At least one member of the Committee must be an audit committee "financial expert" as defined by the applicable rules set out by the U.S. Securities and Exchange Commission (the "SEC") or any other regulatory authority.  The financial expert must have all of the following five attributes:

(i)
an understanding of Generally Accepted Accounting Principles ("GAAP") or the generally accepted accounting principles used by the issuer in preparing its primary financial statements filed with the SEC;

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more person engaged in such activities;

(iv)	an understanding of internal controls and procedures for financial reporting; and

(v)	an understanding of audit committee functions.

The financial expert must have acquired the requisite attributes through any one or more of the following methods:

(i)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience, based on the determination by the board of directors as to the specific experience, which satisfies this requirement.
F)
Any member of the Committee who serves on more than three public company audit committees must inform the Chair of the Board, so that the board may consider and discuss with such member any issues related to his or her effectiveness and time commitment.

Meetings

A)
The Committee will meet at least quarterly.  The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the Corporation’s other financial disclosures and related party transactions.  The Chair, CEO, CFO, Controller, internal and external auditors or any member of the Committee may request additional meetings.

B)
The Committee will appoint its own Secretary, who need not be a director.  The Secretary in conjunction with the Chair of the Committee will draw up an agenda, which will be circulated, in advance to the members of the Committee with the materials for the meeting.  The Secretary will be responsible for taking and keeping the Committee’s meeting minutes.

C)	Meetings will be chaired by the Chair of the Committee, or if the Chair is absent, by a member chosen by the Committee from among themselves.

D)
If all members consent, and proper notice has been given or waived, a member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating in such a meeting by any such means is deemed to be present at that meeting.

E)
All directors who are not Committee members will be given notice of every meeting of the Committee and will be allowed to attend as observers, unless deemed inappropriate by the Committee in cases where a potential conflict of interest may exist, such as discussions concerning related party transactions.

F)	The CEO, CFO, Controller and internal auditor shall have direct access to the Committee and shall receive notice of and attend all meetings of the Committee, except the in-camera sessions.

G)
The external auditors will be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee and will appear before the Committee when requested to do so by the Committee.

H)	The Committee is authorized to request the presence, at any meeting, of senior management, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

I)	The Committee members will receive minutes of all meetings of the Corporation’s internal Disclosure Committee.

J)	A majority of Committee members constitute a quorum.

K)
All decisions made by the Committee may be made at a Committee meeting or evidenced in writing and signed by all Committee members, which will be fully effective as if it had been made or passed at a Committee meeting.

L)
The minutes of all meetings of the Committee will be provided to the board of directors.  The Chair of the Committee will provide an oral report on the Committee’s activities to the board of directors at the next regularly scheduled meeting of the board following each Committee meeting.

M)	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

N)
The Committee may form and delegate authority to subcommittees.  In particular, the Committee may delegate to one or more of its members the authority to pre-approve audit or permissible non-audit services, provided that the decisions of any member(s) to whom pre-approval authority is delegated will be presented to the Committee at the next Committee meeting.

Duties and Responsibilities

A)	Investigations

The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee.  The Committee may retain outside advisors having special expertise to assist it in fulfilling its responsibilities, and determine the appropriate level of remuneration for such outside advisors.

B)	Financial Reporting Control Systems

The Committee will:

(i)	review with management any significant changes in financial risks facing the Corporation;

(ii)	review with management procedures followed with respect to disclosure controls and procedures;

(iii)	review the management letter from the external auditors and the Corporation’s responses to suggestions made;

(iv)	annually review specific matters affecting financial reporting, including but not limited to, the Corporation’s insurance coverage, the status of the

Corporation’s tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions;

(v)	review the appointment of the financial senior executives of the Corporation, prior to recommendation by the Management Development, Nominating & Compensation Committee ("MDNCC") to the board;

(vi)
establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(vii)	discuss and consider policies with respect to risk assessment and risk management, including:

a)	review and periodic approval of management’s risk philosophy and risk management policies;

b)	review with management, at least annually, of reports demonstrating compliance with risk management policies; and

c)
discussing with management, at least annually, the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such expenses including the Corporation’s risk assessment and risk management policies.

(viii)	meet separately and periodically, no less than annually, with management, with internal auditors (or the persons responsible for the internal audit function) and with external auditors.

C)	Interim Financial Statements

The Committee will, prior to their release, review and approve the interim (quarterly) financial statements and Management’s Discussion and Analysis with the Corporation’s officers and external auditors.  This will include significant transactions, which have occurred in the quarter.

D)	Annual Financial Statements and Other Financial Information

The Committee will:

(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

(ii)	obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration;

(iii)
obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation’s officers;

(iv)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

(v)
review and approve the annual financial statements, Management’s Discussion and Analysis and the auditors’ report thereon, and discuss them in detail with the Corporation’s officers and the external auditors;

(vi)	review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents;

(vii)
before the release of each quarterly report and the annual financial statements, discuss with the external auditors all matters required by SAS 61 (including the auditors’ responsibility under GAAP, the selection of and changes in significant accounting policies or their application, management judgments and accounting estimates, significant audit adjustments, the external auditors’ responsibility for information other than financial statements, disagreements with management, consultation with other accountants, and difficulties encountered in performing the audit) and CICA Handbook section 5751 (which governs the communications between the external auditors and the Committee);

(viii)	provide the board of directors with a recommendation for approval of the annual financial statements; and

(ix)	discuss earnings press releases and earnings guidance, as well as the release of significant new financial information.

E)	Relationship with External Auditors

  The Committee will:

(i)
recommend the appointment of the external auditors (for approval by the shareholders at the Corporation’s annual meeting of shareholders); if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition.  The external auditors will report directly to the Committee.  The Committee will not recommend the appointment of an external auditor who has previously employed the Corporation’s CEO, CFO, Controller or chief accounting officer and where such person participated in any capacity in the audit of the Corporation within the past year;

(ii)	annually review and approve the terms of engagement and determine the remuneration of the external auditors;

(iii)	review the quarterly and annual representation letters given by management to the external auditors;

(iv)	monitor the external auditors’ qualifications and independence through the activities listed in section (G) below, "Independence of External Auditors";

(v)	review the audit plan with the external auditors and approve all substantive audit services in advance;

(vi)
approve in advance any services to be provided by the external auditors which are not related to the audit, including the fees and terms of engagement relating to such non-audit services for the Corporation and its subsidiaries.  Specifically, the Committee must not allow the external auditors to provide the following services:

a)	bookkeeping services;

b)	financial information systems design and implementation;

c)	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

d)	actuarial services;

e)	internal audit services which relate to the Corporation’s internal accounting controls, financial systems or financial statements;

f)	investment banking, broker, dealer or investment advisor services;

g)	management and human resources services;

h)	legal services and expert services unrelated to the audit (however the external auditors may provide tax services); and

i)
any other services that the Public Company Accounting Oversight Board or the Canadian Public Accountability Board determines by regulation, or the Corporation’s board of directors determines, to be impermissible.

(vii)	review quarterly all fees paid to external auditors;

(viii)	review performance against audit proposal plan;

(ix)	discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters;

(x)	receive from the external auditors a report with respect to:

a)	all critical accounting policies and practices;

b)	all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors’ "preferred treatment";

c)	any other material written communications between the external auditors and management;

d)	the internal quality-control procedures of the external auditors;

e)
any material issues raised by the most recent internal quality-control review of the external auditors’ firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors’ firm, and any steps taken to deal with any such issues; and

f)	all relationships between the external auditors and the Corporation as detailed in §(i) under Section (G) below “Independence of External Auditors”;

(xi)	resolve all disagreements between management and the external auditors regarding financial reporting; and

(xii)
ensure that the audit partners representing the external auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.

F)	Treasury

 The Committee will:

(i)	review and approve the Treasury Policy;

(ii)	review the quarterly Treasury Report;

(iii)	review and approve the Foreign Exchange Policy; and

(iv)	review and approve any commodities hedging policy.

G)	Independence of External Auditors

 The Committee will oversee the independence of the Corporation’s external auditors by:

(i)
receiving from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISBS No. 1 and CICA Handbook Section 5751;

(ii)
reviewing and actively discussing with the board of directors, if necessary, and the external auditors, on a periodic basis, any relationships or services between the external auditors and the Corporation or any other relationships or services that may impact the objectivity and independence of the external auditors;

(iii)	recommending, if necessary, that the board of directors take action to satisfy itself, of the external auditors’ independence; and

(iv)
ensuring that the Corporation does not hire as the Corporation’s CEO, CFO, Controller or chief accounting officer any person who was employed by the Corporation’s external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit.

H)	Internal Audit and Controls

(i)
The Committee will ensure that the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks.

(ii)	The Committee will review quarterly the internal auditors’ report on the adequacy of the Corporation’s internal controls, policies and procedures.

(iii)	The Committee will annually review and approve the internal audit plan.

(iv)	The Committee will regularly review progress against the approved internal audit plan, and adjust the plan to deal with emerging issues as required.

I)	Related Party Transactions

The Committee will review and approve all related party transactions, other than those related party transactions in respect of which the board has delegated review to a special committee or independent directors or those related party transactions which are previously approved under the mandate of the MDNCC, including, but not limited to, executive employment agreements and compensation matters.  A related party transaction is defined as a transaction in which the Corporation or any of its subsidiaries is to be a party, which involves an amount exceeding U.S. $60,000 and in which any of the following persons have a direct or indirect material interest:

(i)	a director or executive officer of the Corporation;

(ii)	any nominee for election as a director of the Corporation;

(iii)	any security holder of the Corporation known by the Corporation to own (of record or beneficially) more than 5% of any class of the Corporation’s voting securities; and

(iv)	any member of the immediate family of any of the foregoing persons.

In carrying out its responsibilities in reviewing and approving related party transactions, the Committee will:

(v)
receive details of all related party transactions proposed by the Corporation, other than those related party transactions which the board has delegated review of to a special committee of independent directors;

(vi)	discuss such related party transactions with the representatives of the relevant parties (the "Representatives") and with the Corporation’s executive officers;

(vii)	review the terms and conditions of each related party transaction;

(viii)	with respect to the holders of common shares, consider the effect of the related party transaction on, and the fairness of the related party transaction to, such shareholders;

(ix)	recommend any revisions to the structure of the related party transaction that the Committee considers to be necessary or advisable;

(x)	if a valuation or fairness opinion is required by any applicable statutes or regulations, supervise the preparation of such valuation or fairness opinion;

(xi)	if approval of the board of directors is necessary, provide a recommendation to the board of directors with respect to the related party transaction; and

(xii)	review a summary of completed related party transactions to ensure that such transactions are consistent with the terms and conditions previously approved by the committee.

As part of its review of all related party transactions, the Committee will review all modifications to existing loans and advances to the Corporation’s executive officers or directors.

J)	Other

 The Committee will:

(i)	perform an annual review of management’s compliance with the Corporation’s code of ethics and workplace guidelines policy;

(ii)	perform an annual review of the succession plans for the Corporation’s CFO and Controller;

(iii)	perform an annual review of this Committee mandate, with any recommended changes being forwarded to the Corporate Governance Committee and ultimately the board for approval; and

(iv)	annually review the audit of the expense reports of the Chair of the Board of Directors and the CEO.

Performance Evaluation

K)	The Committee will perform an annual evaluation of its performance, having regard to the issues reviewed during the year.

 COMMITTEE TIMETABLE

The timetable below generally outlines the Committee’s anticipated schedule of activities during the year.

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
A)	Financial Reporting Control Systems
(i)	Review with management any significant changes in financial risks facing the Corporation.			✓	✓			✓			✓
(ii)	Review with management procedures followed with respect to disclosure controls and procedures.			✓	✓			✓			✓
(iii)	Review the management letter from the external auditor and corporation’s responses to suggestions made.				✓
(iv)	Annually review the Committee mandate.			✓
(v)

Review specific matters as required affecting financial reporting such as insurance coverage, the status of the Corporation’s tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions.

✓
(vi)	Review the appointment of the financial senior executives of the Corporation.			✓	✓			✓			✓
(vii)

Establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and review submissions as received.

				✓	✓			✓			✓
(viii)	Discuss and consider policies with respect to risk assessment and risk management.												✓
(ix)	Meet separately and periodically, no less than annually, with management, with internal auditors (or persons responsible for the internal audit function) and with independent auditors.			✓	✓			✓			✓
B)	Interim Financial Statements
(i)	Review and approval of interim financial statements and MD&A.				✓			✓			✓
C)	Annual Financial Statements and Other Financial Information
(i)	Review any changes in accounting policies or financial			✓	✓			✓			✓

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
reporting requirements that may affect the current year's financial statements.
(ii)	Obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration.			✓	✓			✓			✓
(iii)

Obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation’s officers.

✓
(iv)	Review summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments.			✓	✓			✓			✓
(v)	Discuss the annual financial statements, MD&A and the auditors’ report thereon in detail with the Corporation’s officers and the external auditors.			✓
(vi)	Review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents.			✓
(vii)	Before the release of each quarterly report and annual financial statements, discuss with the external auditors all matters required by SAS 61 and CICA Handbook section 5751.			✓	✓			✓			✓
(viii)	Provide the board with a recommendation for approval of the annual financial statements.			✓
(ix)	Discuss earnings press releases and earnings guidance as well as the release of significant new financial information.			✓	✓			✓			✓
D)	Relationship with External Auditors
(i)	Annually appoint (subject to shareholder approval) external auditor.			✓
(ii)	Annually review and approve terms of engagement and determine remuneration of external auditor.										✓
(iii)	Review representation letters given by management to external auditor.			✓	✓			✓			✓
(iv)	Monitor the external auditor’s qualifications and independence through the activities listed in Section G.			✓
(v)	Review the audit plan with the external auditors and approve all substantive audit services in advance.										✓

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
(vi)	Approve permissible non-audit services in advance.			✓	✓			✓
(vii)	Review all fees paid to external auditors.			✓	✓			✓			✓
(viii)	Review performance against audit proposal plan.			✓
(ix)	Discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters.			✓	✓			✓			✓
(x)	Receive a report from the external auditor with respect to:
	(a) all critical accounting policies and practices;			✓
	(b) all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors’ "preferred treatment";			✓
	(c) any other material written communications between the auditor and management;			✓
	(d) the internal quality-control procedures of the external auditors;			✓

(e)  any material issues raised by the most recent internal quality-control review of the external auditors’ firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by such firm, and any steps taken to deal with any such issues; and

✓
	(f) all relationships between the external auditors and the Corporation, as detailed in §(i) under Section G– Independence of External Auditors.			✓
(xi)	Resolve all disagreements between management and the external auditors regarding financial reporting.				✓			✓			✓
(xii)
Ensure that the audit partners representing the external auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.

✓
E)	Treasury
(i)	Review and approve the Treasury Policy.				✓
(ii)	Review the Quarterly Treasury Report.			✓	✓			✓			✓
(iii)	Review and approve the Foreign Exchange Policy.				✓

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
F)	Independence of External Auditors
(i)	Receive from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISB No. 1.			✓
(ii)

Review and actively discuss with the Board of Directors, if necessary, and the external auditors, on a periodic basis, any disclosed relationships or services between the external auditors and the Corporation or any other disclosed relationships or services that may impact the objectivity and independence of the external auditors.

✓
(iii)	Recommend, if necessary, that the Board take action to satisfy itself, of the external auditors’ independence.			✓
(iv)

Ensure that the Corporation does not hire as the Corporation’s CEO, CFO, Controller or chief accounting officer any person who was employed by the Corporation’s external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit.

				✓	✓			✓			✓
G)	Internal Audit and Controls
(i)	Ensure that the Corporation has appropriate systems of internal control.			✓	✓			✓			✓
(ii)	Review quarterly the internal auditors’ report on the adequacy of the internal controls, policies and procedures.			✓	✓			✓			✓
(iii)	Annually review and approve internal audit plan.				✓
H)	Related Party Transactions
(i)	Review and approve the Corporation’s related party transactions over US$60,000.			✓	✓			✓			✓		✓
(ii)	Review a summary of the Corporation’s related party transactions to ensure that such transactions are consistent with the terms and conditions previously approved by the Committee.			✓	✓			✓			✓		✓
I)	Other
(i)	Annually review management’s compliance with the Corporation’s Code of Ethics & Workplace Guidelines Policy.												✓
(ii)	Annually review the succession plans for the												✓

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
Corporation’s CFO and Controller.
(iii)	Annually review the audit of expense reports of the Chairman of the Board of Directors and the CEO.				✓
J)	Performance Evaluation
(i)	Review annual evaluation of the Committee’s performance.			✓

APPENDIX "D"
MANAGEMENT DEVELOPMENT, NOMINATING & COMPENSATION
COMMITTEE MANDATE

PURPOSE

The purpose of the Management Development, Nominating & Compensation Committee (the "Committee") is to review and approve the Corporation’s employee and management compensation policies and practices, incentive compensation plans (cash and equity-based short and long term incentive plans), the amount and form of compensation of the executive officers of the Corporation, all appointments of employees as executive officers, all director nominations to the board and succession plans for directors and executive officers of the Corporation.  In this Mandate, the "Corporation" means Ballard Power Systems Inc. and a "director" means a board member.

COMPOSITION

A)	There will be at least three members of the Committee.

B)	All of the members of the Committee must be independent directors.

C)
Any member may be removed or replaced at any time by the board and will cease to be a member upon ceasing to be a director of the Corporation.  Each member will hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced whichever occurs first.

D)	The Committee Chair will be appointed by the Committee.

MEETINGS

A)	The Committee will meet at least four times per year.

B)
The Committee will appoint its own Secretary, who need not be a director.  The Secretary in conjunction with the Chair of the Committee will draw up an agenda, which will be circulated, in advance to the members of the Committee with the materials for the meeting.  The Secretary will be responsible for taking and keeping the Committee’s meeting minutes.

C)	Meetings will be chaired by the Chair of the Committee, or if the Chair is absent, by a member chosen by the Committee from among themselves.

D)
If all members consent, and proper notice has been given or waived, a member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating in such a meeting by any such means is deemed to be present at that meeting.

E)	The Committee will conduct an in-camera session at the end of each Committee meeting without management present.

F)	All directors who are not members of the Committee will be given notice of every meeting of the Committee and will be allowed to attend as observers.

G)
The President and CEO will be given notice of all meetings and will normally be requested to attend, other than in cases where the Committee wishes to meet in-camera.  Other executives or employees of the Corporation will attend at the request of the Committee.

H)	A majority of Committee members constitute a quorum.

I)
All decisions made by the Committee may be made at a Committee meeting or evidenced in writing and signed by all Committee members, which will be fully effective as if it had been made or passed at a Committee meeting.

J)
The minutes of all meetings of the Committee will be provided to the board of directors.  The Chair of the Committee will provide an oral report on the Committee’s activities to the board of directors at the next regularly scheduled meeting of the board following each Committee meeting.

DUTIES AND RESPONSIBILITIES

A)	Determine remuneration and other benefits of the Corporation’s executive officers and consultants and performance bonuses and long term incentives for the Corporation’s employees.

In fulfilling this responsibility, the Committee will

(i)	Annually approve and recommend to the board of directors of the Corporation the corporate multiplier reflecting the Corporation's prior year performance,

(ii)	Annually review the Corporation’s performance bonus plan, approve performance bonus awards to the Corporation’s non-executive employees,

and recommend to the board of directors of the Corporation any issuances of common shares of the Corporation in payment of such performance bonuses,

(iii)	Annually approve long term incentive awards to the Corporation’s non-executive employees, and recommend to the board of directors of the Corporation any issuances of equity based incentives,

(iv)	annually approve the CEO’s personal performance goals,

(v)
determine the remuneration, benefits and terms and conditions of employment of the CEO in light of the Corporation’s financial and non-financial performance, and recommend to the board of directors of the Corporation any issuances of equity based compensation. Where the CEO is also the Chair of the Board, the Committee will also receive input from the Corporate Governance Committee on the evaluation and performance of the Chair of the Board,

(vi)	approve the remuneration of the other executive officers of the Corporation, and recommend to the board of directors of the Corporation any issuances of equity based compensation,

(vii)
have the authority to appoint, determine the level of remuneration for, oversee and terminate services provided by, consultants.  Any consultants engaged by the Corporation at the direction of the Committee will report directly to the Committee and the Chair of the Committee is authorized to execute and deliver on behalf of the Corporation any agreements or other documents relating to the terms of such appointments, and

(viii)	set and review executive share ownership guidelines and monitor compliance.

B)	Recommend Board Nominees

 The Committee will seek out and recommend to the board of directors the nominees for appointment, election or re-election to the board.

C)	Review and approve the Corporation’s equity-based incentive plans and recommend to the board of directors of the Corporation distributions under such plans

   In fulfilling this responsibility the Committee will

(i)	review eligibility criteria and award guidelines,

(ii)	review the proposals of the CEO and approve and make determinations on equity-based incentive plans such as share option and share distribution plans, including any amendments thereto, and

(iii)	review the proposals of the CEO and approve option, share and share equivalent allocations, and make recommendations to the board regarding the issuance of such options, shares and share equivalents.

D)	Succession Planning

As required, the Committee will review and approve succession plans for directors, executive officers of the Corporation, and as deemed necessary by the Committee, any other officers or employees of the Corporation.

In fulfilling this responsibility for succession plans for directors, the Committee will:

(i)	develop and regularly review director qualification standards,

(ii)	develop a procedure for director selection to ensure that a broad number of skills are present on the board, and

(iii)	to the extent required by applicable laws or regulations, ensure that there is a procedure to allow individual shareholders to recommend director nominees to the Committee for consideration.

In fulfilling this responsibility for succession plans for executive officers, the Committee will:

(iv)	review the functions of officers of the Corporation,

(v)	review and discuss qualifications of proposed candidates named in succession plans, and

(vi)	provide guidance to management with respect to the succession plans.

E)	Review and approve regulatory filings

  The Committee will review and approve the disclosure to be made of director and executive remuneration in the Management Proxy Circular.

F)	Seek information from the Corporation or independent advisors

  The Committee will have the authority to seek any information that it requires from any officer or employee of the Corporation.  The Committee is authorized to obtain such independent advice as it considers necessary.

G)	Other

The Committee will:

(i)	perform an annual review of this Committee mandate, with any recommended changes being forwarded to the Corporate Governance Committee and ultimately the board for approval;

(ii)	perform an annual evaluation of its performance, having regard to the issues reviewed during the year; and

(iii)	review the results arising from the Corporation’s annual employee survey, in years in which one is conducted.

The timetable set out below generally outlines the Committee’s anticipated schedule of activities during the year.

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
A)	Board Nominees
(i)	Board succession planning												✓
(ii)	Review upcoming year’s board nominees.			✓
(iii)	Approval of nominees for board to be included in management proxy circular(3)			✓
B)	Executive Nominees
(i)	Approve succession plans for executive officers									✓
(ii)	Approve compensation of new executive officers (as required)
(iii)	Confirmation of executive officers(3)						✓
(iv)	Set and review executive share ownership guidelines and monitor compliance												✓
C)	The Corporation’s Incentive Plans
(i)	Review and approval of new compensation and incentive plans, as necessary									✓ (1)			✓ (2)
(ii)	Review and approve corporate bonus goals(3)												✓
(iii)	Review and approve corporate multiplier(3)			✓
D)	CEO Performance
(i)	Review and approve the CEO evaluation process												✓
(ii)	Evaluate CEO performance			✓
(iii)	Set CEO’s personal performance goals			✓
E.	Compensation
(i)	Review of compensation policy									✓			✓

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
	competitive pay position relative to market									(1)			(2)
(ii)	Review and approval of retirement/pension plan design and application issues									✓
(iii)	Review of executive and employee annual compensation adjustment budget and long term incentives funding proposal												✓
(iv)	Review and approve proposed executive salary guidelines												✓
(v)
Approval of CEO compensation adjustments and bonus awards (shares and share equivalents) for prior year performance, and long term incentive allocations(2) and approval of issuance of shares, share equivalents and long term incentives(3)
✓
(vi)
Approval of executive and employee compensation adjustments and bonus awards (cash, shares and share equivalent) for prior year performance, and long term incentive allocations(2) and approval of issuance of shares, share equivalents and long term incentives(3)
✓
F.	Miscellaneous
(i)	Approval of committee’s report for inclusion in management proxy circular(3)			✓
(ii)	Annually review Committee mandate(3)			✓
(iii)	Annually review employee survey results									✓

_________________________________

(1)           Review
(2)           Approve
(3)           Approve and recommend for board approval

APPENDIX "E"
CORPORATE GOVERNANCE COMMITTEE MANDATE

PURPOSE

The purpose of the Corporate Governance Committee (the "Committee") is to monitor the governance of the board of directors (including the size of the board and the profiles of the board members) and board committees, and to monitor director compensation matters.  In this Mandate, the "Corporation" means Ballard Power Systems Inc. and a "director" means a board member.

COMPOSITION

A)	The Committee will be composed of no fewer than three directors.

B)	The Committee will have a majority of independent directors.

C)
Any member may be removed or replaced at any time by the board and will cease to be a member upon ceasing to be a director of the Corporation.  Each member will hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced whichever occurs first.

D)	The Committee will appoint its own Chair.

MEETINGS

A)	Meetings of the Committee will be held as required, but at least four times a year.

B)
The Committee will appoint its own Secretary, who need not be a director.  The Secretary, in conjunction with the Chair of the Committee, will draw up an agenda, which will be circulated, in advance to the members of the Committee along with the materials for the meeting.  The Secretary will be responsible for taking and keeping the Committee’s meeting minutes.

C)	Meetings will be chaired by the Chair of the Committee, or in his absence by a member chosen by the Committee from among themselves.

D)
If all members consent, and proper notice has been given or waived, a member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each.

other, and a member participating in such a meeting by any such means is deemed to be present at that meeting.

E)	The Committee will conduct an in-camera session at the end of each Committee meeting without management present.

F)
All directors who are not Committee members will be given notice of every meeting of the Committee and will be allowed to attend as observers, other than in cases where the Committee wishes to meet in-camera.

G)
The President and CEO and Chair of the Board will be given notice of all meetings and will normally be requested to attend, other than in cases where the Committee wishes to meet in-camera.  Other executive officers or employees of the Corporation will attend at the request of the Committee.

H)	A majority of Committee members constitute a quorum.

I)
All decisions made by the Committee may be made at a Committee meeting or evidenced in writing and signed by all Committee members, which will be fully effective as if it had been made or passed at a Committee meeting.

J)
The minutes of all meetings of the Committee will be provided to the board of directors.  The Chair of the Committee will provide an oral report on the Committee’s activities to the board of directors at the next regularly scheduled meeting of the board following each Committee meeting.

DUTIES AND RESPONSIBILITIES

A)	Monitor corporate governance issues.

In fulfilling this responsibility, the Committee will:

(i)	advise the Chair of the Board and the board of directors on matters of corporate governance;

(ii)	advise the board on issues of conflict of interest for individual directors;

(iii)	conduct, on an annual basis, an assessment of the effectiveness of the board, the committees of the board, and the individual directors, and report on such assessments to the full board;

(iv)	annually review the mandates for the board, each board committee and board committee chair, and terms of reference for individual directors;

(v)	recommend to the board the approval of any required or appropriate change to any document referenced in (A)(iv);

(vi)	set and monitor minimum attendance guidelines for board of directors and committee meetings;

(vii)	set and periodically review director minimum share ownership requirements;

(viii)	develop, in conjunction with the Chair of the Board and the President & CEO, and review, annual board goals or improvement priorities;

(ix)
consider and approve, where appropriate, requests by individual directors to engage the services of outside experts and advisors at the expense of the Corporation, so long as the CEO is given full knowledge of such engagement, unless the provision of such knowledge would be inappropriate in the circumstances;

(x)
at the request of the board, consider any other matters which will assist the board to meet its responsibilities regarding corporate governance matters, including adherence to any governance guidelines or rules established by applicable regulatory authorities;

(xi)	develop guidelines for the required resignation of directors;

(xii)	annually review the corporate governance disclosure contained in the Corporation’s management proxy circular and annual information form; and

(xiii)
have the authority to appoint, determine the level of remuneration for, oversee and terminate the services provided by consultants.  Any consultants engaged by the Corporation at the direction of the Committee will report directly to the Committee and the Chair of the Committee is authorized to execute and deliver on behalf of the Corporation any agreements or other documents relating to the terms of such appointments.

B)	Recommend to the board of directors the size of the board and the membership of all board committees.

The Committee will make a recommendation to the board annually on the size of the board.  The Committee will also recommend to the board annually the directors for appointment to the board committees.

C)	Organize, review and recommend continuing education programs and policies relating to directors

As required, the Committee will:

(i)	with the assistance of management, organize and provide an appropriate orientation and education program for new directors, provide continuing education materials to directors;

(ii)	organize and recommend educational presentations to be made to the board where appropriate; and

(iii)	review from time to time any policies with respect to term limits for length of service by, and mandatory retirement age of, directors.

D)	Determine the compensation of the directors.

The Committee will review the adequacy and form of compensation for directors and ensure that such compensation realistically reflects the responsibilities and risks involved.  The Committee will also review and approve any equity compensation plans, including any amendments thereto, relating to the issuance of equity compensation to directors.

E)	Evaluate the performance of the Chair of the Board.

The Committee will evaluate the performance of the Chair of the Board.

In fulfilling this responsibility, the Committee will:

(i)	establish formal performance objectives;

(ii)	monitor the performance of the Chair of the Board; and

(iii)	provide formal and informal feedback on performance.

F)	Develop and implement succession planning strategies for the Chair of the Board.

G)	Assess responsibilities of management.

The Committee will assess the relationship between the board and executive officers and recommend, as necessary, limits on the authority of management where board input is required.

The timetable below generally outlines the Committee’s anticipated schedule of activities during the year.

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
A)	Corporate Governance
(i)	Determine process for board evaluation												✓
(ii)	Assess the effectiveness of the board of directors			✓
(iii)	Review the mandates for the board, each board committee and board committee chair, and terms of reference for individual directors			✓
(iv)	Review director minimum share ownership requirements									✓
(v)	Review annual board goals or improvement priorities			✓						✓
(vi)	Review and approve the corporate governance disclosure contained in the Corporation’s management proxy circular			✓
(vii)	Receive report from management regarding submissions to the Office of the Chair e-mail address			✓			✓			✓			✓
(viii)	Review policies/guidelines relating to directors including provisions for resignations and term limits						✓						✓
B.	Size of Board and Board Committees
(i)	Recommend to the board the size of the board			✓
(ii)	Recommend to the board the directors for appointment to the board committees						✓
C.	Board Education
(i)	Review board education plan annually						✓
D.	Director Compensation
(i)	Review levels of director compensation and approve any changes									✓
E.	Board Chair Evaluation
(i)	Review Chair’s performance			✓
(ii)	Review succession planning									✓